UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

Organa Technologies Group, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	13-1026995
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

2910 Bush Drive
Melbourne, FL 32935
(Address of Principal Executive Offices and Zip Code)

(321) 421-6652
(Registrant’s Telephone Number, Including Area Code)

with a copy to:

Thomas G. Amon, Esq.
Law Offices of Thomas G. Amon
500 Fifth Avenue, Suite 1650
New York, NY 10110
Telephone: (212) 810-2430
Facsimile: (212) 819-2427

Securities to be registered under Section 12(b) of the Act:  None.

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
None.	None.

Securities to be registered pursuant to Section 12(g) of the Act:

Shares of Common Stock, par value $0.01
(Title of class)

1

Unless otherwise indicated in this registration statement or the context otherwise requires, all references in this registration statement to “Organa Technologies Group,” “Organa,” “the Company,” “we,” “us” and “our” refer to Organa Technologies Group, Inc., our predecessor entity Integrity Messenger Corporation and any of our subsidiaries, which are separate entities generally taxable as corporations.

Item 1.  Business.

Background

The Company was organized under the laws of the state of Delaware in December of 2002 under the name Integrity Messenger Corporation (“IMC”). In April 2006, the Board approved a name change to Organa Technologies Group, Inc. (“OTG” or the “Company”). References to OTG will include the period prior to the name change when the Company was IMC. The Company’s principal office is located at: 2910 Bush Drive, Melbourne, Florida 32935, United States of America, telephone: (321) 421-6652.

The Company is a holding company which has acquired technology-based businesses. The Company, through its subsidiaries, provides the following services:

Hurricane Host, Inc., a Florida Corporation: Provides Internet Web Hosting and Voice over Internet Protocol (VOIP) services. The financial statements of HH are included in the Consolidated Financial Statements of the Company.

Organa Consulting Group, Inc., a Florida Corporation: Provides web design services, hardware and software installation and training, and other Internet related consulting services. The financial statements of OCG are included in the Consolidated Financial Statements of the Company.

Davinci’s Computer Corp. a Florida Corporation: Provides hardware and software computer system solutions and services. The financial statements of DCC are included in the Consolidated Financial Statements of the Company.

Gateway Internet Services, Inc., a Florida Corporation: Provides on-line payment processing through ACH and other banking solutions. GIS entered into its first agreement in July 2007 with the expectation to begin revenue generation in the fourth quarter of 2007. The financial statements of GIS are included in the Consolidated Financial Statements of the Company.

Game2Gear, Inc., a Florida Corporation: Provides online product registration of replica weapons. The Company has a U.S. Patent Application to protect its G2G process and technology that will facilitate the operational aspects associated with the business. The financial statements of G2G are included in the Consolidated Financial Statements of the Company.

Zowy Media, Incorporated dba WeaponMasters, a Florida Corporation: Provides Internet purchasing of swords and weapon memorabilia. The financial statements of Zowy and its subsidiaries are included in the Consolidated Financial Statements of the Company.

Epic Weapons, Inc., a Florida Corporation: Epic Weapons is a wholly-owned subsidiary of Zowy. Epic provides authentication through its Game2Gear online product registration of replica weapons.

History, Strategic Expansion and Acquisitions

The Company was formed in December 2002 but completed its first acquisition in January 2004, when it acquired the assets of IMC-FL in exchange for 60,000,000 shares of restricted common stock, issued under Rule 144 of the Securities Exchange Act. IMC-FL was incorporated in February 2002 and had operated as a development company for an instant messenger service organization. IMC-FL had expended $1,582,040 in the development of its proprietary technology prior to its acquisition by the Company. Its product launched in October 2003 to the general public. Integrity Messenger™ Instant Messenger currently maintains over 300,000 registrants. The Company has made few modifications to the product since the launch of its Gen2 upgrade for the service in February 2004. With the rapid changes in instant messaging services, the Company has elected to restrict updates at this time. It continues to offer the services as a loss leader.

The Company made its second strategic acquisition when it acquired 100% of Hurricane Host, LLC (“HH”) on March 18, 2004. Hurricane Host was incorporated in 2002 and provided server related host gaming solutions featuring on line voice chat for multi peer-to-group communication within the gaming industry. At the time of acquisition, Hurricane Host had retained an annual growth rate in excess of 300% in users and revenue in each of its first two years of operation. Hurricane Host currently utilizes computer servers in Ashburn, Virginia; Atlanta, Georgia; Dallas, Texas; Los Angeles, California; New York City, New York; San Jose, California; Seattle, Washington; Frankfurt, Germany; London, England; and Montreal, Canada to support its operations. HH, in addition to providing Voice Over Internet Protocol solutions for the video gaming industry, provides Website Hosting Services.

On October 25, 2005, the Company acquired 80% of Organa Consulting Services, Inc., from Avante Holding Group, Inc. (“Avante”), its controlling shareholder. Organa Consulting Services was organized to provide its services for companies that desired website designing and hardware/system setup and protocols for their Internet based businesses. In addition to these services, OCG provides video and sound setups for home owners and corporate entities. The Company entered into its first contract in October 2005 when it was contracted to design an Internet based advertisement company. Currently, the Company emphasizes it Central Florida installation capabilities for hardware and software installation in support of a state of the art multimedia application.

On April 20, 2006, the Company incorporated Gateway Internet Services Corporation with the intent to provide a proprietary Internet interface between banking institutions and the fast growing Internet Banking Providers. The Company developed the protocols and entered into its first agreement with Render Payment Corporation, a Florida licensed Funds Transmitter Company through the Office of Financial Regulations. GISC launched its services in July of this year and has recognized no revenue to date.

On July 1, 2006, the Company acquired 100% of Davinci’s Computer Corp. DCC was incorporated April 28, 1997 and provided hardware and software repair services throughout Central Florida. While the services provided by DCC are not inline with the standard operations of the Company, the Company elected to enter into these services in an effort to obtain the services of Jason Dieterle, the sole owner of Davinci’s Computer Corp., whose expertise is an integral part of the server maintenance of our online systems.

On October 1, 2006, the Company acquired 80% of Zowy Media, Incorporated, DBA as Swords Online and Weaponmasters. Weaponmasters is currently the number one national search site for “swords” through Google. Weaponmasters provides collectibles in its online store. The Company launched a local retail store in Cocoa, Florida and is seeking other potential licensees to open Weaponmasters shop in various locations. Zowy owns and has registered one design patent (Patent Number US D510,121 S).

Epic Weapons, LLC was formed on January 5, 2006 and converted to a C Corporation on January 2, 2007. On May 1, 2006, Epic entered into an Exclusive License Agreement with Blizzard Entertainment®, Inc., a Delaware Corporation, which is owned by Vivendi Games®, a subsidiary of Vivendi® (Paris: 30.01 euros), for the development of the collectible Frostmourne® sword as depicted in the World of Warcraft® and Warcraft III® game. Epic Weapons has developed a proprietary process in which it provides ancillary services for the registration and valuation of collectibles as seen in video games and movies. Epic Weapons will be launching Epic Connect™ Club that will provide services that will enhance the valuation of the collectible items and track the history of ownership. Epic Weapons has also entered into negotiations with various other video game manufacturers to add additional product to our collectible line.

Game2Gear, Inc., was incorporated in Florida to provide a proprietary embedded encryption that will provide identification of the product in which it is embedded. The software has been licensed to Epic Weapons and will be utilized in the Frostmourne® sword upon its release in January 2008.

The Company continues to look for additional acquisition opportunities in the technology field that will enhance its overall growth, complement its existing operations and increase shareholder value.

Employees

As of August 31, 2007, the Company had 12 full-time employees. None of our employees are covered by a collective bargaining agreement, and management believes its relationship with our employees is good.

Available Information

Upon effectiveness of this Registration Statement, the Company intends to commence filing periodic reports with the Securities and Exchange Commission (“SEC”). All reports of the Company filed with the SEC will be available free of charge through the SEC’s Web site at www.sec.gov. In addition, the public may read and copy materials filed by the Company at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. The public may also obtain additional information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.

You may also request a copy of our filings at no cost by writing or telephoning us at:

Organa Technologies Group, Inc.

2910 Bush Drive, Melbourne, Florida 32935

Attention: Gina L. Bennett, Chief Executive Officer

Telephone: 321-421-6652

 Item 1A. Risk Factors.

The risks set out below are not the only risks we face. If any of the following events occur, our business, financial condition and results of operations could be materially adversely affected. In such case, our net asset value and the value of our equity interests could decline.

Risks Related to Our Business

We have a limited relevant operating history and we may not be able to maintain profitability in the near term.

Our company and management team is newly formed and has limited experience working together in this area. Such limits could adversely effect our near term performance in the management of our assets. Our company has had a cumulative net loss from inception of approximately $1,512,000 with only the year ended December 31, 2006 being profitable. Our needs for continued expenditures for product research and development and marketing, among other things, will make it difficult for us to reduce our operating expenses in order to deal with lack of sales growth or unanticipated reductions in existing sales. Our failure to balance expenditures in any period with sales will create losses for the company that would require additional financing to meet cash flow requirements. The possibility of our future success must be considered relative to the problems, challenges, complications and delays frequently encountered in connection with the development and operation of a rapid growth business.

Our ability to grow will depend on our ability to raise capital.

We will need to periodically access the capital markets to raise cash to fund new business expansion and acquisitions. Unfavorable economic conditions could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. An inability to successfully access the capital markets could limit our ability to grow our business and fully execute our business strategy and could decrease our earnings, if any.

We operate in a highly competitive market for business opportunities.

Each of our operating subsidiaries will compete with other public and private companies. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we have. Some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of business and establish more relationships than us. The competitive pressures that we face may have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, we may not be able to take advantage of attractive business opportunities from time to time, and we cannot assure you that we will be able to identify and make business that meets our business objectives.

We may compete with clients of the Administrative Consultant for access to key personnel of the Administrative Consultant, which could reduce the amount of time and effort they devote to us and thus negatively impact our financial condition and results of operations.

Achieving our business objectives will depend on our ability to acquire suitable business and to monitor and administer those businesses, which will depend, in turn, on the abilities of our Administrative Consultant.

Achieving this result on a cost-effective basis will be largely a function of the Administrative Consultant’s structuring of the business process and its ability to provide competent, attentive and efficient services to us. Our executive officers and the business professionals of the Administrative Consultant will have substantial responsibilities in connection with their respective roles at the Administrative Consultant and with the other business vehicles advised by the Administrative Consultant, as well as responsibilities to us under the Consultant Services Agreement. They may also be called upon to provide managerial assistance to our portfolio companies on our behalf. These demands on their time, which will increase as the number of business or other clients increase, may distract them or slow the rate of growth. In order to grow, the Administrative Consultant will need to hire, train, supervise and manage new employees. However, we cannot assure you that any such employees will contribute to the work of the Administrative Consultant on our behalf. Any failure to manage our future growth effectively could have a material adverse effect on our business, financial condition and results of operations.

The Administrative Consultant currently manages and may in the future manage business vehicles with a business focus that partially overlaps with our focus, which could result in increased competition for access to business opportunities.

The Administrative Consultant currently manages other companies with a business focus that partially overlaps with our focus, and may in the future sponsor or manage additional business opportunities or other clients with businesses overlapping ours, which, in each case, could result in us competing for access to business opportunities.

There are conflicts of interest in our relationship with the Administrative Consultant, which could result in decisions that are not in the best interests of our stockholders.

Under the terms of the Consultant Services Agreement, business professionals of the Administrative Consultant serve or may serve as officers, directors or principals of other entities, or may otherwise conduct any other business, whether or not the entities or business compete with the Company. Such other entities or business may have business objectives or may implement business strategies similar or different to those of the Company. Accordingly, these individuals may have obligations to investors in those entities or businesses, the fulfillment of which might not be in the best interests of the Company or its stockholders.

The Company and its Administrative Consultant may determine that a business is appropriate both for us and for one or more other business vehicles or clients. In such event, depending on the availability of such business and other appropriate factors, the Administrative Consultant may determine which business vehicle makes the business or, in certain limited circumstances, whether we would invest concurrently with one or more other business vehicles. We may make all such businesses subject to compliance with applicable regulations and interpretations, and the Administrative Consultant’s allocation protocol.

Our Administrative Consultant’s liability will be limited under the Consultant Services Agreement, and we will indemnify our Administrative Consultant against certain liabilities, which may lead our Administrative Consultant to act in a riskier manner on our behalf than it would when acting for its own account.

Our Administrative Consultant has not assumed any responsibility to us other than to render the services described in the Consultant Services Agreement. The Consultant Services Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of the Administrative Consultant’s duties or by reason of the reckless disregard of the Administrative Consultant’s duties and obligations, the Administrative Consultant (and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with the Administrative Consultant, including, without limitation, its general partner and the Consultant), are entitled to indemnification from the Company for any damages, loss, liabilities, costs and expenses (including, without limitation, judgments, fines, reasonable attorneys’ fees and expenses, and amounts reasonably paid or to be paid in settlement) incurred by such persons in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including, without limitation, an action or suit by or in the right of the Company or its security holders) arising out of or otherwise based upon the performance of any of the Administrative Consultant’s duties or obligations under the Consultant Services Agreement or otherwise as an Administrative Consultant of the Company. These protections may lead our Administrative Consultant to act in a riskier manner when acting on our behalf than it would when acting for its own account.

We may experience fluctuations in our periodic results.

We could experience fluctuations in our operating results due to a number of factors, including variations in and timing of recognition of realized and unrealized capital gains or losses, the degree to which we encounter competition in our markets, and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

Our financial condition and results of operation will depend on our ability to manage future growth effectively.

Our ability to achieve our business objectives will depend on our ability to acquire suitable businesses and to monitor and administer those businesses, which will depend, in turn, on our Administrative Consultant’s ability to identify, invest in and monitor companies that meet our business criteria.

Accomplishing this result on a cost-effective basis will be largely a function of our Administrative Consultant’s structuring of the business process and its ability to provide competent, attentive and efficient services to us. Our executive officers and certain of the officers of our Administrative Consultant will have substantial responsibilities in connection with their roles at the Company, as well as responsibilities under the Business Management Agreement. They may also be called upon to provide managerial assistance to our portfolio companies on our behalf. These demands on their time, which will increase as the number of business grow, may distract them or slow the rate of business. In order to grow, we and our Administrative Consultant will need to hire, train, supervise and manage new employees. However, we cannot assure you that any such employees will contribute to the work of the Administrative Consultant. Any failure to manage our future growth effectively could have a material adverse effect on our business, financial condition and results of operations.

Changes in laws or regulations governing our operations, or changes in the interpretation thereof, and any failure by us to comply with laws or regulations governing our operations, may adversely affect our business.

We and our subsidiaries are subject to regulation at the local, state and federal levels. These laws and regulations, as well as their interpretation, may be changed from time to time. Accordingly, any change in these laws or regulations, or their interpretation, or any failure by us to comply with these laws or regulations may adversely affect our business.

We may change our business strategy and asset allocation without stockholder consent, which may result in our engaging in riskier businesses.

We may change our business strategy or asset allocation at any time without the consent of our stockholders. Any such change in our business strategy or asset allocation could result in our engaging in businesses that are different from, and possibly riskier than, the business described in this registration statement. A change in our business strategy may increase our exposure to interest rate market fluctuations.

Risks Relating to our Securities

Investing in our securities may involve an above-average degree of risk.

The business we make in accordance with our business objective may result in a higher amount of risk than alternative businesses, and investments in our securities may not be suitable for someone with a low risk tolerance.

Provisions of our governing documents and the Delaware General Corporation Law could deter takeover attempts and have an adverse impact on the price of our common stock.

Our Certificate of Incorporation and Bylaws contain provisions that, along with the certain provisions of the Delaware General Corporation Law, may have the effect of discouraging, delaying, deferring or preventing a transaction or a change in control of us that might involve a premium price for our stockholders or otherwise be in their best interest.

Two of our current stockholders currently have, and may continue to have, a significant influence over our management and affairs and control over most votes requiring stockholder approval.

The majority of common stock are currently held by only two stockholders, Avante Holding Group, Inc. and GAMI, LLC, both of which are managed by one individual, Michael W. Hawkins. As long as these two stockholders continue to hold a significant percentage of our common stock following an offering, they will be able to exert influence over our management and policies and control most votes requiring stockholder approval. This concentration of ownership may also have the effect of delaying, preventing or deterring a change of control of the Company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of the Company and might ultimately affect the market price of our common stock. The Administrative Consultant has the authority to vote securities held by our two controlling stockholders, including on matters that may present a conflict of interest between the Administrative Consultant and other stockholders.

Efforts to comply with the Sarbanes-Oxley Act will involve significant expenditures, and non-compliance with the Sarbanes-Oxley Act may adversely affect us.

Upon effectiveness of this Registration Statement, we will be subject to certain provisions of the Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the SEC. Under current SEC rules, beginning with our fiscal year ending December 31, 2008, our management will be required to report on our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and rules and regulations of the SEC thereunder. We will be required to review on an annual basis our internal controls over financial reporting, and on a quarterly and annual basis to evaluate and disclose changes in our internal controls over financial reporting. As a result, we expect to incur significant additional expenses in the near term, which may negatively impact our financial performance and our ability to make distributions. This process also will result in a diversion of management’s time and attention. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations and may not be able to ensure that the process is effective or that the internal controls are or will be effective in a timely manner. There can be no assurance that we will successfully identify and resolve all issues required to be disclosed prior to becoming a public company or that our quarterly reviews will not identify additional material weaknesses. In the event that we are unable to maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

Limited Operating History; Anticipated Losses; Uncertainty of Future Results.

The Company has only a limited operating history upon which an evaluation of its operations and its prospects can be based. The Company's prospects must be evaluated with a view to the risks encountered by a company in an early stage of development, particularly in light of the uncertainties relating to the acceptance of the Company's business model. The Company will be incurring costs to develop, introduce and enhance its products, to establish marketing relationships, to acquire and develop product lines that will compliment each other and to build an administrative organization. To the extent that such expenses are not subsequently followed by commensurate revenues, the Company's business, results of operations and financial condition will be materially adversely affected. There can be no assurance that the Company will be able to generate sufficient revenues from the sale of services and products. If cash generated by operations is insufficient to satisfy the Company's liquidity requirements, the Company may be required to sell additional equity or debt securities. The sale of additional equity or convertible debt securities would result in additional dilution to the Company's stockholders.

Potential Fluctuations in Annual Operating Results.

The Company's annual operating results may fluctuate significantly in the future as a result of a variety of factors, most of which are outside the Company's control, including: the demand for products; seasonal trends; introduction of new government regulations; and general economic conditions, and economic conditions specific to the industries of our subsidiaries. The Company's annual results may also be significantly impacted by the impact of the accounting treatment of acquisitions, financing transactions or other matters. Particularly at the Company's early stage of development, such accounting treatment can have a material impact on the results for any quarter. Due to the foregoing factors, among others, it is likely that the Company's operating results will fall below the expectations of the Company or investors in some future quarter.

Limited Public Market, Possible Volatility of Share Price.

The Company’s common stock is quoted and traded on the NASD OTCBB under the ticker symbol OGTG.PK and is thinly traded. As of June 30, 2007, there were 7,217,566 shares of common stock issued and outstanding. There are 717,566 shares which were issued more than two years ago under an exemption from the registration provision of the Securities Act of 1933, or as part of a two Rule 504 registrations, and eligible for resale. There can be no assurance that a broad based trading market for the Company’s shares will develop or, once developed, will be sustained in the future. Factors such as, but not limited to, technological innovations, new products, acquisitions or strategic alliances entered into by the Company or its competitors, failure to meet security analysts' expectations, government regulatory action, patent or proprietary rights developments, and market conditions for manufacturing stocks in general could have a material effect on the volatility of the Company's stock price.

Management of Growth

The Company expects to experience growth in the number of employees and the scope of its operations. In particular, the Company intends to hire additional personnel in the respective growth areas. Additionally, acquisitions could result in an increase in the number of employees and business activity. Such activities could result in increased responsibilities for management. The Company believes that its ability to increase its customer support capability and to attract, train, and retain qualified engineering, sales, marketing, and management personnel, will be a critical factor to its future success. During strong business cycles, the Company may experience difficulty in filling its needs for qualified sales and other personnel.

The Company's future success will be highly dependent upon its ability to successfully manage the expansion of its operations. The Company's ability to manage and support its growth effectively will be substantially dependent on its ability to implement adequate improvements to financial and management controls, reporting and order entry systems, and other procedures and hire sufficient numbers of financial, accounting, administrative, and management personnel. The Company's expansion and the resulting growth in the number of its employees have resulted in increased responsibility for both existing and new management personnel. The Company is in the process of establishing and upgrading its financial accounting and procedures. There can be no assurance that the Company will be able to identify, attract, and retain experienced accounting and financial personnel. The Company's future operating results will depend on the ability of its management and other key employees to implement and improve its systems for operations, financial control, and information management, and to recruit, train, and manage its employee base. There can be no assurance that the Company will be able to achieve or manage any such growth successfully or to implement and maintain adequate financial and management controls and procedures, and any inability to do so would have a material adverse effect on the Company's business, results of operations, and financial condition.

The Company's future success depends upon its ability to address potential market opportunities while managing its expenses to match its ability to finance its operations. This need to manage its expenses will place a significant strain on the Company's management and operational resources. If the Company is unable to manage its expenses effectively, the Company's business, results of operations, and financial condition will be materially adversely affected.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Twelve Months Ended December 31, 2006

This report on Form 10SB contains forward-looking statements within the meaning of Rule 175 of the Securities Act of 1933, as amended, and Rule 3b-6 of the Securities Act of 1934, as amended, that involve substantial risks and uncertainties. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as “anticipate”, “expects”, “intends”, “plans”, “believes”, “seeks” and “estimates” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this Form 10SB. Investors should carefully consider all of such risks before making an investment decision with respect to the Company’s stock. The following discussion and analysis should be read in conjunction with our financial statements and summary of selected financial data for Organa Technologies Group, Inc. Such discussion represents only the best present assessment from our Management.

Description of Company

The Company is a holding company that currently operates four wholly-owned subsidiaries; Hurricane Host, Inc. (“HH”), an entity which provides Internet web hosting and Voice over Internet Protocol (VOIP) services, Davinci’s Computer Corp. (“DCC”), an entity which provides hardware and software computer system solutions and services, Gateway Internet Services, Inc. (“GIS”), an entity which provides on-line payment processing through ACH and other banking solutions, Game2Gear, Inc. (“G2G”), an entity that provides online product registration of replica weapons, and three majority-owned subsidiaries; Zowy Media, Incorporated (“Zowy”), doing business as WeaponMasters, and its subsidiary, Epic Weapons, Inc. f/k/a Epic Weapons, LLC (“Epic”), entities which provide Internet purchasing of swords and weapon memorabilia, and Organa Consulting Group, Inc. (“OGC”), an entity which provides web design services, hardware and software installation and training, and other Internet related consulting services.

Overview

The Company is a holding company engaged in the business of the Internet, software and hardware solutions, payment processing and the sale and registration of swords and other weapon memorabilia. Our services and products are provided to customers worldwide.. The marketing of our products is through normal forms as applicable to each product and/or service, including, but not limited to, the Internet.

In 2005, all of the Company’s revenues were derived from the operations of HH and OGTG. In 2006, through strategic acquisitions and the formation of new entities, the Company’s revenue stream increased to include DCC, Zowy and OCG. Additionally, HH increased its revenue significantly from 2005. The Company and its subsidiaries do not rely on any significant customers as its customer base includes no distinct customer which is responsible for any material percent of the sales.

In 2004, the Company acquired HH. Prior to the acquisition, the Company provided services of instant messaging under the name Integrity Messenger.

The following Management Discussion and Analysis should be read in conjunction with the financial statements and accompanying notes included in this Form 10SB.

Comparison of the Year Ended December 31, 2006 to the Year Ended December 31, 2005

Results of Operations

Total revenues increased to $1,483,816 for the year ended December 31, 2006 from $158,377 for the year ended December 31, 2005. The increase resulted primarily from the Company’s growth; HH from $72,806 in 2005 to $320,849 (increase of 340.7%), the formation and resultant revenue of OCG of $803,033, and the acquisition of Zowy with revenue of $170,650 for the period October 1 through December 31, 2007.

Total revenues for the year ended December 31, 2006, were provided as follows: HH, $320,849; OCG, $803,033; Zowy, $170,650; DCC, $112,436; and OGTG, $76,848.

Cost of sales was $450,867 and $199,081, respectively for the year ended December 31, 2006 and the year ended December 31, 2005. As a percent of revenue, the cost of sales decreased from 55.76% to 30.4%, for the year ended December 31, 2005 as compared to the year ended December 31, 2006. The change in cost of sales is due to the acquisition and formation of subsidiaries and their respective products and/or services and the profit margins associated with each.

The cost of sales for the year ended December 31, 2006, by subsidiary, is as follows: HH, $226,413; OCG, $68,089; Zowy, $85,211; DCC, $36,385; and OGTG, $34,769. As a percent of revenue, the cost of sales was as follows: HH, 70.6%; OCG, 8.5%; Zowy, 49.9%; DCC, 32.4%; and OGTG, 45.2%.

Gross profit was $1,032,949 and $158,459, respectively for the year ended December 31, 2006 and the year ended December 31, 2005. As a percent of revenue, gross profit was 69.6% and 44.3%, respectively for the year ended December 31, 2006 and the year ended December 31, 2005.

Total operating expenses increased to $636,197 for the year ended December 31, 2006 from $276,977 for the year ended December 31, 2005. This 129.7% increase was mainly attributable primarily to the acquisition and formation of subsidiaries.

The operating expenses for the year ended December 31, 2006, were contributed as follows: HH, $97,611; OCG, $229,589; Zowy, $36,630; Epic, $44,000; DCC, $67,993; and OGTG, $160,374.

Liquidity and Capital Resources

As of December 31, 2006, the Company had a working capital deficit of $40,109. Net income was $287,335 for the year ended December 31, 2006. The Company generated a negative cash flow from operations of $100,849 for the year ended December 31, 2006. The negative cash flow from operating activities for the period is primarily attributable to the Company's increase in receivables from related parties, $311,079, inventory, $19,000, other assets, $49,600, minority interest, $101,490 offset by the increase in accounts payable and accrued expenses of $79,608.

Cash flows used in investing activities for the year ended December 31, 2006 consisted of the acquisition of $235,141 of property and equipment used in operations and goodwill of $55,571 and $136,181 associated with the acquisitions of Davinci’s Computer Corp. and Zowy Media, Incorporated, respectively.

Cash flows provided by financing activities for the year ended December 31, 2006 was $334,408 primarily due to the issuance of common stock in association with the acquisitions of Davinci’s Computer Corp. and Zowy Media, Incorporated, $250,000, and the net increase in notes payable of $84,408.

The Company had a net increase in cash of $8,365 for the year ended December 31, 2006 compared to $9,991 for the year ended December 31, 2005.

By adjusting its operations and development to the level of capitalization, management believes it has sufficient capital resources to meet projected cash flow needs through the next twelve months. However, if thereafter, the pricing of commodities and other raw materials increase dramatically, sales grow rapidly, and we are not successful in generating sufficient liquidity from operations or in raising sufficient capital resources, on terms acceptable to us, this could have a material adverse effect on our business, results of operations, liquidity and financial condition.

The effect of inflation on the Company's revenue and operating results was not significant. The Company's operations are located in North America and there are no seasonal aspects that would have a material effect on the Company's financial condition or results of operations.

Comparison of the Six Months Ended June 30, 2007 to the Six Months Ended June 30, 2006

Results of Operations

Total revenues decreased to $515,662 for the six months ended June 30, 2007 from $598,918 for the six months ended June 30, 2006. The decrease resulted primarily from the change in the revenue stream with OCG, $409,612 in 2006 to $25,000 in 2007 (decrease of 93.9%); HH with $153,146 in 2007 from $174,485 in 2006 (decrease of 12.2%); the acquisition of Zowy with revenue of $229,523in 2007; and the acquisition of Davinci, $107,993 from $14,821 in 2006 (June 1 - June 30).

Total revenues for the six months ended June 30, 2007, were provided as follows: HH, $153,146; OCG, $25,000; Zowy, $229,523; and DCC, $107,993.

Cost of sales was $289,722 and $38,161, respectively for the six months ended June 30, 2007 and the six months ended June 30, 2006. As a percent of revenue, the cost of sales increased from 6.4% to 56.2%, for the six months ended June 30, 2006 as compared to the six months ended June 30, 2007. The change in cost of sales is due to the acquisition of Zowy and DCC and their respective revenue stream and its offset cost of sales as compared to the Company in 2006 whereas the revenue stream had a very insignificant cost of sales as a percentage.

The cost of sales for the six months ended June 30, 2007, by subsidiary, is as follows: HH, $65,924; OCG, $9,773; Zowy, $168,213; and DCC, $45,812. As a percent of revenue, the cost of sales were as follows: HH, 43.0%; OCG, 39.1%; Zowy, 73.3%; and DCC, 42.4%.

Gross profit was $225,940 and $560,757, respectively for the six months ended June 30, 2007 and the six months ended June 30, 2006. As a percent of revenue, gross profit was 43.8% and 93.6%, respectively for the six months ended June 30, 2007 and the six months ended June 30, 2006.

Total operating expenses decreased to $183,046 for the six months ended June 30, 2007 from $267,236 for the six months ended June 30, 2006. This 31.5% decrease was mainly attributable primarily to the acquisitions of subsidiaries.

The operating expenses for the six months ended June 30, 2007, were contributed as follows: HH, $42,142; OCG, $38,060; Zowy, $34,806; Epic, $215; DCC, $44,822; and OGTG, $23,001.

Liquidity and Capital Resources

As of June 30, 2007, the Company had a working capital deficit of $14,489. Net income was $29,351 for the six months ended June 30, 2007. The Company generated a positive cash flow from operations of $44,016 for the six months ended June 30, 2007. The positive cash flow from operating activities for the period is primarily attributable to the Company's increase in other assets, $87,059 offset by the increase in accounts payable and accrued expenses of $96,004.

Cash flows used in investing activities for the six months ended June 30, 2007 consisted of the acquisition of $810 of property and equipment used in operations.

Cash flows used in financing activities for the six months ended June 30, 2007 was $37,075 due to the repayment of notes payable.

The Company had a net increase in cash of $6,132 for the six months ended June 30, 2007 compared to $58,194 for the six months ended June 30, 2006.

By adjusting its operations and development to the level of capitalization, management believes it has sufficient capital resources to meet projected cash flow needs through the next twelve months. However, if thereafter, the pricing of commodities and other raw materials increase dramatically, sales grow rapidly, and we are not successful in generating sufficient liquidity from operations or in raising sufficient capital resources, on terms acceptable to us, this could have a material adverse effect on our business, results of operations, liquidity and financial condition.

The effect of inflation on the Company's revenue and operating results was not significant. The Company's operations are located in North America and there are no seasonal aspects that would have a material effect on the Company's financial condition or results of operations.

Critical Accounting Policies

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and judgments that affect our reported assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities. We base our estimates and judgments on historical experience and on various other assumptions we believe to be reasonable under the circumstances. Future events, however, may differ markedly from our current expectations and assumptions. While there are a number of significant accounting policies affecting our consolidated financial statements; we believe the following critical accounting policies involve the most complex, difficult and subjective estimates and judgments:

•	Revenue Recognition
•	Inventories
•	Allowance for doubtful accounts

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the price to the customer is fixed, collectibility is reasonably assured and title and risk of ownership is passed to the customer, which is usually upon delivery.  However, in limited circumstances, certain customers traditionally have requested to take title and risk of ownership prior to shipment.  Revenue for these transactions is recognized only when:

(1) Title and risk of ownership have passed to the customer;
(2) The Company has obtained a written fixed purchase commitment;
(3) The customer has requested in writing the transaction be on a bill and hold basis;
(4) The customer has provided a delivery schedule;
(5) All performance obligations related to the sale have been completed;
(6) The modular unit has been processed to the customer’s specifications, accepted by the customer and made ready for shipment; and
(7) The modular unit is segregated and is not available to fill other orders.

The remittance terms for these “bill and hold” transactions are consistent with all other sales by the Company.

In the event that the Company’s arrangements with its customers include more than one product or service, the Company determines whether the individual revenue elements can be recognized separately in accordance with Financial Accounting Standards Board (FASB) Emerging Issues Task Force No. 00-21 (EITF 00-21), Revenue Arrangements with Multiple  Deliverables , EITF 00-21 addresses the determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the arrangement consideration should be measured and allocated to the separate units of accounting.

Product Warranty Reserve

Currently, there are no warranties provided with the purchase of the Company’s products. The cost of replacing defective products and product returns have been immaterial and within management’s expectations. In the future, when the company deems warranty reserves are appropriate that such costs will be accrued to reflect anticipated warranty costs.

Inventories

We value our inventories, which consists of finished goods, at the lower of cost or market. Cost is determined on the first-in, first-out method (FIFO) and includes the cost of merchandise and freight. A periodic review of inventory quantities on hand is performed in order to determine if inventory is properly positioned at the lower of cost or market. Factors related to current inventories such as future consumer demand and trends in the Company's core business, current aging, current and anticipated wholesale discounts, and class or type of inventory is analyzed to determine estimated net realizable values. A provision is recorded to reduce the cost of inventories to the estimated net realizable values, if required. Any significant unanticipated changes in the factors noted above could have a significant impact on the value of our inventories and our reported operating results.

Allowance for Uncollectible Accounts

We are required to estimate the collectibility of our trade receivables. A considerable amount of judgment is required in assessing the realization of these receivables including the current creditworthiness of each customer and related aging of the past due balances. In order to assess the collectibility of these receivables, we perform ongoing credit evaluations of our customers' financial condition. Through these evaluations we may become aware of a situation where a customer may not be able to meet its financial obligations due to deterioration of its financial viability, credit ratings or bankruptcy. The reserve requirements are based on the best facts available to us and are reevaluated and adjusted as additional information is received. Our reserves are also based on amounts determined by using percentages applied to certain aged receivable categories. These percentages are determined by a variety of factors including, but are not limited to, current economic trends, historical payment and bad debt write-off experience. We are not able to predict changes in the financial condition of our customers and if circumstances related to our customers deteriorate, our estimates of the recoverability of our receivables could be materially affected and we may be required to record additional allowances. Alternatively, if we provided more allowances than are ultimately required, we may reverse a portion of such provisions in future periods based on our actual collection experience. As of June 30, 2007, we determined that there was no need for an additional reserve.

Properties

The Company’s principal executive offices are located at 2910 Bush Drive, Melbourne, Florida, consisting of 5,200 square feet. This leased office space is used by the Company’s executive management team as well as the administrative staff. It has a five year lease at $4,000 per month. The Company’s distribution facility for Zowy Media, Incorporated is located at 3815 North Cocoa Blvd, Suite 27, Cocoa, FL 32926. The company owns this property and currently has a mortgage in the amount of $1,700 per month. The facility is a 2,400 square foot office and warehouse. All other subsidiaries operate from the Melbourne executive office.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Item 3. Description of Properties. We maintain our principal executive offices at 2910 Bush Drive, Melbourne, Florida 32935.  Zowy Media, Incorporated has its offices at 3815 North Cocoa Blvd, Suite 27, Cocoa, FL 32926. We believe that our present facilities are adequate to meet our current needs.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

There are currently 54 shareholders of the Company’s stock as the following table identifies the ownership of each officer, director, and significant shareholder owning beneficially 5% or more of the outstanding shares.

Name and Address of Beneficial Owner (1)(2)	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP	PERCENT
Willis Kilpatrick, Director	5,000	0.07%
Jason Dieterle, General Manager, Davinci Computer Corp & Organa Consulting, Inc.	502,500	6.96%
GAMI, LLC	1,000,000	13.86%
Avante Holding Group, Inc	5,000,000	69.28%
All officers and directors as a group (2 persons)	507,500	7.03%

(1)	Unless otherwise noted, the address of each person or entity listed is c/o Organa Technologies Group, Inc., 2910 Bush Drive, Melbourne, Florida, 32935.
(2)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants or convertible securities that are currently exercisable or exercisable within 60 days of May 25, 2006, are deemed outstanding for computing the percentage of the person holding such options, warrants or convertible securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Item 5. Directors and Executive Officers.

Our business and affairs are managed under the direction of our Board of Directors. The Board of Directors currently consists of five members, two of whom are not “interested persons” of the Company as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as our independent directors. Our Board of Directors elects our officers, who will serve at the discretion of the Board of Directors.

Board of Directors and Executive Officers

Under our charter, our directors are divided into two classes. Each class of directors holds office for a two-year term. However, the initial members of the two classes have initial terms of one year. At each annual meeting of our stockholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the last month of the year following the year of their election. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualifies.

Directors

Information regarding the Board of Directors is as follows:

Name	Age	Position	Director Since	Expiration of Term
Gina L. Bennett	39	Chief Executive Officer and Chairman of the Board of Directors	2006	2008
Bruce Harmon	49	Interim Chief Financial Officer, Treasurer and Director	2006	2008
Dean Droumbalas	32	Director	2007	2009
Willis Kilpatrick	46	Director	2007	2009
Steves Rodriguez	36	Director	2007	2009

The address for each director is c/o Organa Technologies Group, Inc. 2910 Bush Drive, Melbourne, Florida 32935

Executive Officers Who Are Not Directors

Information regarding our executive officers who are not directors is as follows:

Name	Age	Position
Titus Blair	38	Vice President of Marketing, Zowy Media, Inc.
Timothy Benoit	33	Chief Technology Officer, Hurricane Host, Inc.
Jason Dieterle	35	General Manager, Davinci Computers Corp./Organa Consulting, Inc.

The address for each executive officer is c/o Organa Technologies Group, Inc., 2910 Bush Drive, Melbourne, Florida 32935

Biographical Information

Directors

Gina L. Bennett, Chairman and Chief Executive Officer (CEO). Ms. Bennett provided governance and oversight during the past two years through Avante Holding Group, Inc. Prior to working with Avante Holding Group, Inc., she worked from February 2000 to May 2005 with eMerge Interactive, Inc., Rotech Medical Corporation, Rotech Healthcare, Inc., Presideo, Inc., Labnetics, Inc., and Legacy for Life. Ms. Bennett has a B.S. degree in Legal Studies from Nova Southeastern University. Ms. Bennett has served on the Space Coast Red Cross Board of Directors from 2004 to 2006. She is also an active member of the Haven House and March of Dimes.

Bruce Harmon, Director and Interim Chief Financial Officer (CFO). Mr. Harmon has for the past five years acted as Chief Financial Officer for SinoFresh HealthCare, Inc. (SFSH.OB) from September 2002 to September 2003 prior to completion of a reverse merger with a publicly-traded entity, Alternative Construction Technologies, Inc. (ACCY.OB) from October 2004 to currently, Accelerated Building Concepts Corporation (ABCC.OB) from January 2006 to currently, and Organa Technologies Group, Inc. (OGTG.PK) from July 2006 to currently. Mr. Harmon has served as CFO or Corporate Controller for the above companies. He holds a B.S. degree in Accounting from Missouri State University.

Dean Droumbalas has been a senior level executive of Countrywide Home Loans since 2002. He holds the position of regional vice president in the central Florida area and currently manages a staff of over 170 employees. He has been integral in revamping several offices and converting them into top producing entities. He has experience in finance management, sales and technology. He is a graduate of Worcester Polytechnic Institute of Worcester, Massachusetts with a Bachelor of Science degree in electrical and computer engineering.

 Willis Kilpatrick is currently the managing member of South Residential Enterprises, LLC, a Delaware Limited Liability Company where he has, for the past five years, overseen multi-million dollar residential development projects in Mississippi. He is a licensed Pharmacist working with the Indian Reservation hospitals in and around Philadelphia, Mississippi. He has served as a Consultant and Board Member for several publicly-traded and privately-held companies. He is a graduate from the University of Mississippi.

Steves Rodriguez is currently a Partner with London & Co., LLP, Certified Public Accountants, where he has been employed for the past fifteen years. His clients have included many of the largest commercial production companies in Beverly Hills and in show business, restaurants, distributors, manufacturers, retail companies and celebrities including: musical artists, television actors, and directors. Services provided by his firm include business management, consultancy, taxes, mergers and acquisition, corporate structuring, tax planning and more. His offices are located in Santa Monica, CA and a satellite office in NY, NY.

Executive Officers of the Subsidiaries

Titus Blair, since 2002, has served in various positions, currently as Vice President of Marketing and founder of Zowy Media, Inc. as well as Epic Weapons LLC, SwordsOnline.com and WeaponMasters.com. He holds a Bachelor of Science in Business Administration from Pepperdine University. He has established and cultivated critical relationships with Maxim, Stuff, Guns & Ammo, G4 Television, CFQ and Rolling Stone magazines. He has consulted many companies including Hollywood.com and Sealed Media. He has been featured on Startup Nation's (www.startupnation.com) National radio show assisting Entrepreneurs with Internet and marketing ideas and the cover of USA Today business section for development and fielding of the website Christmastreesonline.com and is the developer of computer coloring book for children which sold on QVC.

Timothy Benoit is the General Manager and Chief Technology Officer for Hurricane Host, Inc. Tim has been a UNIX Administrator for the past five years in Dallas, Texas. He has designed, configured, and provided support services for data centers owned by companies running UNIX clusters.

Jason Dieterle is the General Manager, founder of Davinci Computer Corporation, and co-founder of Organa Consulting, Inc. He has managed Davinci Computer Corporation since its inception. He provides hardware and software solutions, server installation and maintenance, personal PC oversight, maintenance, and hardware and system repair services.

Committees of the Board of Directors

Audit Committee

Steves Rodriguez, CPA, serves as chairman of the audit committee. Additionally, Dean Droumbalas, and Frederic Stanley, Jr., Esquire, serve as independent audit committee members. The audit committee is responsible for overseeing all of our financial and legal and regulatory compliance functions, including matters relating to the appointment and activities of our auditors, audit plans and procedures, various accounting and financial reporting issues and changes in accounting policies, and reviewing the results and scope of the audit and other services provided by our independent public accountants. The audit committee is also responsible for aiding our Board of Directors in fair value pricing debt and equity securities that are not publicly traded or for which current market values are not readily available. When appropriate, the Board of Directors and audit committee will utilize the services of an independent valuation firm to help them determine the fair value of these securities.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee members are Michael W. Hawkins and Dean Droumbalas. The nominating and corporate governance committee is responsible for identifying, researching and nominating directors for election by our stockholders, selecting nominees to fill vacancies on our board of directors or a committee of the board, developing and recommending to the board of directors a set of corporate governance principles and overseeing the evaluation of the board of directors and our management. Michael W. Hawkins serves as the chairman of the nominating and corporate governance committee.

The nominating and corporate governance committee considers nominees properly recommended by our stockholders. The nominating and corporate governance committee will consider qualified director nominees recommended by stockholders when such recommendations are submitted in accordance with the Company’s governing documents and any applicable law, rule or regulation regarding director nominations. When submitting a nomination to the Company for consideration, a stockholder must provide certain information that would be required under applicable Commission rules, including the following minimum information for each director nominee: full name, age and address; principal occupation during the past five years; current directorships on publicly held companies and private companies; number of shares of Company common stock owned, if any; and, a written consent of the individual to stand for election if nominated by the Board of Directors and to serve if elected by the stockholders.

Compensation Committee

The compensation committee members are Michael W. Hawkins, Willis Kilpatrick, and Steve Rodriguez. Mr. Hawkins serves as chairman of the compensation committee. The compensation committee reviews and recommends to the full board for approval the compensation paid by us of our officers.

Item 6. Executive Compensation.

The following table shows information regarding the compensation received by the independent directors and officers for the fiscal year ended December 31.

Compensation Table

Name of Person, Position	Aggregate Compensation from OTG (2)		Pension or Retirement Benefits Accrued as Part of Our Expenses (1)	Estimated Annual Benefits Upon Retirement	Total Compensation from OTG Direct Paid to Directors and Officers (2)
Directors
Gina Bennett		$12,000	None	None		$12,000
Bruce Harmon		$12,000	None	None		$12,000
Willis Kilpatrick		$4,000	None	None		$4,000
Steves Rodriguez		$4,000	None	None		$4,000
Dean Droumbalas		$4,000	None	None		$4,000

Officers
Gina L. Bennett, Chairman, Chief Executive Officer and Secretary	$	See Above			$	See Above
Bruce Harmon, Director, Interim Chief Financial Officer and Treasurer	$	See Above			$	See Above
Titus Blair, Vice President of Marketing Zowy Media, Inc.		$36,000	None	None		$36,000
Timothy Benoit, Chief Technology Officer Hurricane Host, Inc.		$75,000	None	None		$75,000
Jason Dieterle, General Manager Davinci Computer Corp & Organa Consulting		$75,000	None	None		$75,000

(1)	We do not have a profit sharing or retirement plan, and directors do not receive any pension or retirement benefits.
(2)
The amounts in this table represent the estimated annual compensation for the relevant officer to be paid by the Company. The amounts contained in this table maybe pro rated for the fiscal year ended December 31, 2007 for officers who have begun employment in 2007.

The independent directors receive an annual fee of $4,000. They also receive $1,000---- plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board meeting and receive $1,000 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with each committee meeting attended, including each telephonic committee or board meeting attended. In addition, the Chairman of the Audit Committee receives an annual fee of $1,000 and each chairman of any other committee receives an annual fee of $1,000 for their additional services in these capacities. In addition, we purchase directors’ and officers’ liability insurance on behalf of our directors and officers. Independent directors have the option to receive up to half of the annual compensation in shares of our common stock; the other half is paid in shares of our common stock. At any time that the market price of our common stock is less than the net asset value per share, the amounts paid to directors will be in cash.

Item 7. Certain Relationships and Related Transactions .

Consulting Services Agreement

Management Services

Pursuant to the terms of a Consultant Services with Avante Holding Group, Inc., our Chief Executive Officer, subject to the overall supervision of our Board of Directors, serves as our Administrative Consultant and manages the day-to-day financial accounting and compliance-related operations of, and provides all administrative management services to the Company. Under the terms of the Consultant Services Agreement, the Consultant:

Expenses

The compensation of all Consultant professionals and other employees of the Administrative Consultant, when and to the extent engaged in providing business advisory and management services under the business management agreement, as well as the routine overhead expenses of such personnel allocable to such services, will be provided and paid for by the Administrative Consultant and not by the Company. The Company will bear all other costs and expenses of its operations and transactions, including, without limitation, those relating to:

(a) general expenses of the Company: organization and offering expenses; fees and expenses of the independent directors, including, without limitation, the fees and expenses of any counsel, employees, experts or advisors thereof; fees and expenses of the Board of Director’s Audit Committee, Nominating and Corporate Governance Committee, Compensation Committee and other committees of the Fund (if any), including, without limitation, the fees and expenses of any counsel, employees, experts or advisors thereof; the Company’s fidelity bond, directors and officers/errors and omissions liability insurance, and any other insurance premiums; expenses in connection with calculating the Company’s net asset value (including, without limitation, the cost and expenses of any independent valuation firm); transfer agent and custodial fees; federal, state and local taxes; independent auditors and outside legal costs;

(b) expenses related to the Company’s business: expenses incurred by the Administrative Consultant payable to third parties, including, without limitation, agents, consultants or other advisors, in monitoring financial and legal affairs for the Fund and in monitoring the Company’s business and performing due diligence on its prospective portfolio companies; interest payable on, and fees associated with, debt, if any, incurred to finance the Company’s business; business advisory and management fees payable to the Administrative Consultant; transaction costs and other expenses of Company business, including, without limitation, broker-dealer commissions, costs of any trading firms as described in the business management agreement and costs of any hedging activities on behalf of the Company; and fees, including, without limitation, indemnification payments permissible under applicable law, payable to third parties, including, without limitation, agents, consultants, finders, business bankers or other advisors, relating to, or associated with, evaluating and making business; and

(c) expenses related to the administrative services provided to the Company: amounts payable under the Consultant Services Agreement.

Duration and Termination

The Consultant Services Agreement will remain in effect for three years initially, and thereafter will automatically extend for one additional three year period, provided that such continuance is specifically approved at least 90 days in advance by (a) the vote of the Company’s Board of Directors, or by the vote of a majority of the outstanding voting securities of the Company and (b) the vote of a majority of the Company’s directors who are not parties to the agreement or interested persons of any such party. The agreement may be terminated at any time, without the payment of any penalty, upon 60 days’ written notice, by the Administrative Consultant. The agreement will automatically terminate in the event of its assignment.

Consultant Services

Pursuant to the terms of a Consultant Services Agreement, the Consultant will, subject to the overall supervision of our Board of Directors, act as Consultant of the Company, and will furnish, or arrange for others to furnish, the administrative services, personnel and facilities necessary for the operation of the Company as set out in the agreement. Under the agreement, the Consultant will provide the Company with office facilities, equipment, clerical, bookkeeping and record keeping services at such facilities and such other services as the Consultant, subject to review by the Board of Directors, will from time to time determine to be necessary or useful to perform its obligations under the agreement. The Consultant will also, on behalf of the Company, conduct relations with custodians, depositories, transfer agents, , accountants, attorneys, underwriters, corporate fiduciaries, insurers, banks and such other persons in any such other capacity deemed to be necessary or desirable. The Consultant will make reports to the directors of its performance of obligations under the agreement and furnish advice and recommendations with respect to such other aspects of the business and affairs of the Company as it determines to be desirable; provided that nothing in the agreement will be construed to require the Consultant to, and the Consultant will not in its capacity as Consultant, provide any advice or recommendation relating to the securities and other assets that the Company should purchase, retain or sell or any other business advisory services to the Company.

The Consultant will be responsible for the financial and other records that the Company is required to maintain and will prepare reports to stockholders, and reports and other materials filed with the SEC or state securities commissions or other regulatory bodies, to the extent required. The Consultant will, on the Company’s behalf, offer to provide and, upon receipt by the Consultant or the Company of an acceptance of such offer, will provide, significant managerial assistance to those portfolio companies to which the Company is required to provide such assistance. In addition, the Consultant will assist the Company in determining and publishing the Company’s net asset value (and, in connection therewith, overseeing the performance where applicable of third party valuation experts), overseeing the preparation and filing of the Company’s tax returns, and the printing and dissemination of reports to stockholders of the Company, and generally overseeing the payment of the Company’s expenses and the performance of administrative and professional services rendered to the Company by others.

In full consideration of the provision of the services of the Consultant, the Company shall reimburse the Consultant for the costs and expenses incurred by the Consultant in performing its obligations and providing personnel and facilities under the Consultant Services Agreement.

Certain costs and expenses are required by the Consultant Services Agreement to be borne by the Company. In addition, in full consideration of the provision of the services of the Consultant under the Consultant Services Agreement, the Company shall reimburse the Consultant for the costs and expenses incurred by the Consultant in performing its obligations and providing services and facilities under the Consultant Services Agreement. Such costs and expenses include, but are not limited to: costs of preparing and filing reports or other documents required by the SEC or any other applicable regulatory agency; costs of any reports, proxy statements or other notices to stockholders, including, without limitation, printing costs; direct costs and expenses of administrative services, including, without limitation, secretarial and other staff, printing, mailing, long distance telephone, copying; the Company’s allocable portion of the Consultant’s overhead in performing its obligations under the Consultant Services Agreement, including, without limitation, rent and the allocable portion of the cost, if any, of the Company’s chief compliance officer, chief financial officer, controller/treasurer general counsel and their respective staffs; and all other expenses incurred by the Company or the Consultant in connection with administering the Company’s business, including, without limitation, federal and state registration fees; offerings of the Company’s common stock and other securities and all costs of registration and listing the Company’s shares on any securities exchange.

Indemnification

The Consultant Services Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of the Consultant’s duties or by reason of the reckless disregard of the Consultant’s duties and obligations, the Consultant (and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with the Consultant, including, without limitation, its general partner and the Administrative Consultant), are entitled to indemnification from the Company for any damages, loss, liabilities, costs and expenses (including, without limitation, judgments, fines, reasonable attorneys’ fees and expenses, and amounts reasonably paid or to be paid in settlement) incurred by such persons in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including, without limitation, an action or suit by or in the right of the Company or its security holders) arising out of or otherwise based upon the performance of any of the Consultant’s duties or obligations under the Consultant Services Agreement or otherwise as an Administrative Consultant of the Company. The Company shall, upon the request of a party entitled to indemnification under the Consultant Services Agreement and to the extent legally permissible, advance amounts in connection with its indemnification obligation; provided, however, that if it is later determined that such party was not entitled to be indemnified, then such party shall promptly reimburse the Company for all advanced amounts.

Item 8. Legal Proceedings.

On July 19, 2006, the Company filed a lawsuit against New Millenium Entrepreneurs, Inc., and Phoenixsurf.com, LLC, and various other individuals and parties claiming libel, slander, and conspiracy to injure business. The claim relates to consulting services provided by Organa Consulting Group, Inc., a wholly owned subsidiary of Organa Technologies Group, Inc., to PhoenixSurf.com, a so-called "websurfing" business. The Company also has asked for injunctive relief, compensatory and punitive damages in excess of $1,000,000. The law suit was filed in the Circuit Court of the Eighteenth Judicial Circuit In and For Brevard County, Florida. On September 19, 2007 the companies released the individual parties and filed for default judgment against New Millenium Entrepreneurs, LLC and Phoenixsurf.com, LLC.

On October 2, 2006, the Company was named in a lawsuit captioned New Millennium Entrepreneurs, LLC and Phoenixsurf.com, LLC v. Michael W. Hawkins, et. al. U.S. District Court, Middle District of Georgia, 3: 06-CV-84 (CDC). The lawsuit alleges violations of the Georgia Securities Act, Georgia Fair Business Practices Act, Federal Securities laws and certain other unspecified laws in connection with the investment by Plaintiffs of $150,000 in Organa Technologies Group and seeks rescission of this investment. In addition, the lawsuit alleges contractual disputes and misappropriations of funds by Organa Consulting Group. The Company has responded to the complaint, has entered into third party claims against the individual owners of New Millenium Entrepreneurs, LLC and other interested parties, and believes it has meritorious defenses to the claims made and intends to vigorously defend the lawsuit. Subsequently, the SEC filed charges on July 24, 2007 in the United States District Court for the Central District of California in Los Angeles, California against New Millenium Entrepreneurs, LLC, Phoenixsurf.com, LLC, and two of its officers and managing members. On August 10, 2007, a Final Judgment and Permanent Injunction were filed with the Court against New Millenium Entrepreneurs, LLC and Phoenixsurf.com, LLC. Counsel for the Company and the Company itself are unable to determine any damage liability or collectibility at the present time.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters .

(a) Market information. The Company’s common stock is quoted and traded on the NASD OTCBB under the ticker symbol OGTG.PK and is thinly traded. The latest bid price on September 25, 2007 was $0.51 per share. The Company has paid no dividends.

(b) Dividend Distributions. We do not intend to distribute dividends to stockholders in the forsecable future.

(c) Securities authorized for issuance under equity compensation plans. Not applicable.

Penny Stock

Our common stock is considered "penny stock" under the rules the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ Stock Market System, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or quotation system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the Commission, that:

-  contains a description of the nature and level of risks In the market for penny stocks in both public offerings and secondary trading;
-  contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of Securities' laws; contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price;
-  contains a toll-free telephone number for inquiries on disciplinary actions;
-  defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and
-  contains such other information and is in such form, including language, type, size and format, as the Commission shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with:

-  bid and offer quotations for the penny stock;
-  the compensation of the broker-dealer and its salesperson in the transaction;
-  the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the marker for such stock; and
-  monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules that require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgement of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement.

These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our stock.

Item 10. Recent Sales of Unregistered Securities .

The Company was formed under the laws of the State of Delaware in December of 2002 under the name Integrity Messenger Corporation (“IMC”). In April 2006, the Board approved a name change to Organa Technologies Group, Inc. (“OTG” or the “Company”).

On January 1, 2004, the Company acquired all of the assets of IMC-FL in exchange for 60,000,000 shares of its common stock. At the time of acquisition, IMC-FL had outstanding 3,000,000 Series A preferred shares at a par value of $.0001, 104,800 Series B preferred shares at a par value of $.0001 and 6,000,000 common shares at a par value of $.0001. At the time of the acquisition, the 3,000,000 Series A preferred shares were converted to 30,000,000 common shares of the Company’s common stock. These shares had originally been issued for the value of the proprietary software valued at acquisition at $1,500,000. The Series B preferred shares were converted back to debt in the original amount of $104,800. These shares represented an investment of $104,800 in IMC-FL . An additional 30,000,000 common shares of the Company’s common stock with a par value of $.0001 were issued to the common shareholders of IMC-FL.

In January and February 2004, the Company completed a private placement of 11,500,000 shares of its common stock under Regulation D, Section 504 and received proceeds of $250,000.

On April 1, 2004, the Company acquired 100% of the membership units of Hurricane Host, LLC (“HH”) for $50,000. HH, a Texas limited liability company, was originally formed in 2003. HH merged with Hurricane Host, Inc. (“HH-FL”), a Florida corporation on May 23, 2005.

In April 2004, 250,000 shares of common stock were issued in error by the Company’s then Transfer Agent to a shareholder who had claimed to have lost its stock certificate, but had in fact sold the shares. After an internal investigation and reconciliation, the Company identified this error and reconciled the lost shares. The Company’s board of director determined that the cost associated with further action against the shareholder and the transfer agent was greater than adjusting the books and records to accept the erroneous shares. The Company changed transfer agent after the improper issuance was discovered.

On October 5, 2005, the Company amended its Articles of Incorporation to 900,000,000 common shares and 50,000,000 blank check preferred shares authorized.

On October 5, 2005, the Company entered into a Settlement Agreement with Avante Holding Group, Inc. (“AHG”) whereby all debt owed to AHG, of approximately $400,000, was converted into 400,000,000 common shares of IMC with a market value of $.0001 at the time of the conversion. The valuation of $40,000 was substantially lower than the obligation to AHG. This transaction was not an arms length transaction as the directors of OTG are also officers and minority shareholders of AHG. This transaction was completed as needed to facilitate the Company’s plans for future transactions that would increase the Company’s revenue and profits.

On October 25, 2005, the Company acquired 80% of Organa Consulting Group, Inc. (“OCG”), a Florida corporation, for $800. The minority interest of 20% in OCG is owned by AHG. As no tangible assets or liabilities were acquired, the full value was booked to common stock.

On April 11, 2006, the Company’s shareholders authorized an amendment to its Certificate of Incorporation to effect a 1 : 100 reverse stock split. All share and per share amounts have been adjusted for this reverse stock split. An additional 66 shares were issued as part of the roundup of fractional shares.

On April 20, 2006, Gateway Internet Services Corporation (“Gateway”), a Florida corporation, was formed as a wholly-owned subsidiary of the Company.

On September 10, 2007, the Company identified that during the conversion from IMC to OTG, 5,000 shares were erroneously issued and have been subsequently cancelled.

On July 1, 2006, the Company acquired Davinci’s Computer Corp. (“DCC”) a Florida corporation for 500,000 shares of the Company’s common stock valued at $.10 per share at the time of the transaction.

On October 1, 2006, the Company acquired 80% of Zowy Media, Incorporated (“Zowy”), a Florida Corporation, in exchange for 2,000,000 shares of its common stock. The minority interest of Zowy is owned by Titus Blair.

Each of the stock issuances described above, with the exception of the 504 offering, was effected in private transaction exempt from registration under the Securities Act of 1933, as amended, Section 4(2). No commissions were paid to anyone in connection with these transactions and no solicitation was made by the Company in connection therewith. All entities or persons receiving shares were believed to be “accredited” investors as that term is defined under Regulation D.

The Rule 504 offering was placed through Rim Rock, LLC, who received a 10% commission in connection therewith. The offering is believed to have been made in full compliance with the Rule.

Item 11. Description of Registrant’s Securities to be Registered .

The following description is based on relevant portions of the Delaware General Corporation Law and on our Certificate of Incorporation and Bylaws. This summary is not necessarily complete, and we refer you to the Delaware General Corporation Law and our Certificate of Incorporation and Bylaws for a more detailed description of the provisions summarized below.

As a Delaware corporation, we are governed by the provisions of our Certificate of Incorporation dated as of 2002, as amended, our Bylaws and the Delaware General Corporation Law. The Company is authorized to issue 9,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of blank check preferred stock, par value $0.0001. The Company is currently listed on the OTCBB, trading under the symbol OGTG.PK, and is thinly traded and is considered a penny-stock, and we can offer no assurances that a market for our shares will develop in the future. There are no outstanding options or warrants to purchase our common stock. No shares of common stock have been authorized for issuance under any equity compensation plans. Under Delaware law, our stockholders will not be personally liable for our debts or obligations solely based on their ownership of our common stock.

Common Stock

All shares of our common stock have equal rights as to earnings, assets, dividends and voting and, when they are issued, will be duly authorized, validly issued, fully paid and non-assessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our Board of Directors and declared by us out of funds legally available therefor. Shares of our common stock have no preemptive, exchange, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power.

Preferred Stock

Our Certificate of Incorporation authorizes our Board of Directors to, subject to any limitations prescribed by law, provide for the issuance of shares of preferred stock in series, and, by filing a certificate of designation pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof; provided, that any of the foregoing provisions must be consistent with the requirements of the 1940 Act to the extent applicable thereto. Thus, the Board of Directors could authorize, without stockholder approval, the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. Although it may do so in the future, the Company has no current intention to issue preferred stock.

Anti-Takeover Measures

Delaware law and our Certificate of Incorporation and Bylaws provide that:

•	our Board of Directors is divided into two classes, as nearly equal in size as possible, with staggered two-year terms;

•
directors may be removed only for cause by the affirmative vote of at least a majority of the voting power of all of the then-outstanding shares of capital stock of the Company then-entitled to vote at an election of directors, voting together as a single class; and

•
any vacancy on the Board of Directors, however the vacancy occurs, including a vacancy due to an enlargement of the board, may be filled by the affirmative vote of the holders of a majority of the shares of our capital stock entitled to vote.

The classification of our Board of Directors and the limitations on removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire us, or of discouraging a third party from acquiring us.

Our Certificate of Incorporation and Bylaws also provide that:

•
subject to any rights granted in the future to holders of any series of preferred stock, any action required or permitted to be taken by the stockholders at an annual meeting or special meeting of stockholders may be taken by written action in lieu of a meeting; and

•	special meetings of the stockholders may only be called by the Chairman of our Board of Directors or by a majority of our Board of Directors.

Our Certificate of Incorporation also authorizes the issuance of 50,000,000 shares of preferred stock, which our Board of Directors may issue without stockholder approval. See “—Preferred Stock.” Thus, our Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest.

For the purposes of calculating “a majority of the outstanding voting securities” under our Certificate of Incorporation, each class and series of our shares will vote together as a single class, with respect to any class or series of shares. If a separate class vote is required, the applicable proportion of shares of the class or series, voting as a separate class or series, also will be required.

Item 12. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law allows for the indemnification of officers, directors, and any corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities, including reimbursement for expenses, incurred arising under the 1933 Act. The Bylaws of the Company provide that the Company will indemnify its directors and officers to the fullest extent authorized or permitted by law and such right to indemnification will continue as to a person who has ceased to be a director or officer of the Company and will inure to the benefit of his or her heirs, executors and Consultants; provided, however, that, except for proceedings to enforce rights to indemnification, the Company will not be obligated to indemnify any director or officer in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized by the Board of Directors. The right to indemnification conferred will include the right to be paid by the Company the expenses (including attorney’s fees) incurred in defending any such proceeding in advance of its final disposition.

The Company may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Company similar to those conferred to directors and officers of the Company. The rights to indemnification and to the advancement of expenses are subject to the requirements of the 1940 Act to the extent applicable.

Furthermore, the Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another company against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

Item 13. Financial Statements and Supplementary Data.

The Company’s audited financial statements for the years ended December 31, 2006 and 2005, appearing on pages F-1 through F-21 hereof, are incorporated herein by reference.

The Company’s unaudited financial statements for the six months ended June 30, 2007, appearing on pages F-22 through F-36 hereof, are incorporated herein by reference.

Item 14.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None

Item 15. Financial Statements and Exhibits.

(a) List of financial statements filed.

Our financial statements appear at the end of this Registration Statement. Please see the table of contents to the financial statements on page F-1 (for the years ended December 31, 2006 and 2005) and on page F-22 (for the six months ended June 30, 2007).

(b) Exhibits.

See the Exhibit Index following the signature page of this Registration Statement, which Exhibit Index is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ORGANA TECHNOLOGIES GROUP, INC.

By:	/s/ Gina L. Bennett
Name:	Gina L. Bennett
Title:	Chief Executive Officer

Date: September 25, 2007

Exhibit Index

Exhibit No.	Description

3.1	Certificate of Incorporation of the Company.

3.2	Amended Certificate of Incorporation of the Company on January 14, 2004.

3.3	Amended Certificate of Incorporation of the Company on June 3, 2005.

3.4	Amended Certificate of Incorporation of the Company on October 5, 2005.

3.5	Amended Certificate of Incorporation of the Company on April 6, 2006.

3.6	Amended Certificate of Incorporation of the Company on April 12, 2006.

3.7	By-laws of the Company.

10.1	Administrative Consultant Agreement

10.2	Settlement Agreement with Avante Holding Group, Inc.

10.3	Rental Agreement with GAMI, LLC

21	List of Subsidiaries.

23.1	Consent of Independent Public Accounts

  ORGANA TECHNOLOGIES GROUP, INC.
For the Years Ended December 31, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Organa Technologies Group, Inc. and Subsidiaries Melbourne, FL

We have audited the accompanying consolidated balance sheet of Organa Technologies Group, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity (deficiency), and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards on the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Organa Technologies Group, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Liebman Goldberg & Drogin, LLP
Liebman Goldberg & Drogin, LLP
Garden City, New York
September 21, 2007

ORGANA TECHNOLOGIES GROUP, INC.
Consolidated Balance Sheet
December 31,

	2006	2005
ASSETS
Current Assets
Cash	$19,203	$10,838
Due from Related Party	311,079	-
Inventory	19,000	-

Total Current Assets	349,282	10,838
Property, Plant and Equipment, Net	223,046	-

Goodwill	191,752	-
Other Assets	49,600	-
Total Assets	$813,679	$10,838

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities
Notes Payable, Current Portion	$229,175	$299,716
Accounts Payable and Accrued Expenses	79,998	390

Total Current Liabilities	309,173	300,106

Long-Term Liabilities
Notes Payable	154,949	-
Total Long-Term Liabilities	154,949	-

Total Liabilities	464,122	300,106

Minority Interest	101,483	(7)

Stockholders' Equity
Common Stock
9,000,000 and 900,000,000 shares authorized,
respectively, at par values of $.01 and $.0001,
respectively, 7,217,566 and 471,750,000 shares
issued and outstanding, respectively	80,200	55,200
Minority Interest in Subsidiary	10,000	-
Additional Paid-in Capital	1,670,300	1,455,300
Accumulated Deficit	(1,512,426)	(1,799,761)
Total Stockholders' Equity (Deficit)	248,074	(289,261)
Total Liabilities and Stockholders' Equity	$813,679	$10,838

See accompanying notes to consolidated financial statements.

ORGANA TECHNOLOGIES GROUP, INC.
Consolidated Statement of Operations and Deficit
For the Year Ended December 31,

	2006	2005

Sales	$1,483,816	$158,377

Cost of Sales	450,867	124,744

Gross Profit	1,032,949	33,633

Operating Expenses	636,197	159,652

Income (Loss) From Operations	396,752	(126,019)

Other Income / (Expense)	(7,927)	(555)

Income (Loss) Before Minority Interest	388,825	(126,575)

Minority Interest in Subsidiary	101,490	(7)

Income (Loss) Before Taxes	287,335	(126,568)

Provision for Income Taxes	-	-

Net Income (Loss)	$287,335	$(126,568)

Basic and diluted based upon 5,514,808 weighted
average shares outstanding	$0.05
Basic and diluted based upon 1,681,884 weighted
average shares outstanding		$(0.08)

See accompanying notes to consolidated financial statements.

ORGANA TECHNOLOGIES GROUP, INC.
Consolidated Statement of Stockholders' Equity
For the Year Ended December 31, 2006

			Additional	Retained	Total
	Common	Minority	Paid-in	Earnings	Shareholders'
	Stock	Interest	Capital	(Deficit)	Equity

Balance at January 1, 2005	$15,200	$-	$1,095,300	$(1,673,193)	$(562,693)
Issuance of 400,000,000 shares of
common stock to Avante Holding (a)
Group, Inc.	40,000	-	360,000	-	400,000
Net (Loss)	-	-	-	(126,568)	(126,568)

Balance at December 31, 2005	$55,200	$-	$1,455,300	$(1,799,761)	$(289,261)
Issuance of 500,000 shares of
common stock for purchase of subsidiary	5,000	-	45,000		50,000
Issuance of 1,000,000 shares of
common stock for purchase of subsidiary	10,000	5,000	85,000		100,000
Issuance of 1,000,000 shares of
common stock for purchase of subsidiary	10,000	5,000	85,000		100,000
Net Income	-	-	-	287,335	287,335

Balance at December 31, 2006	$80,200	$10,000	$1,670,300	$(1,512,426)	$248,074

(a) In April 2006, the outstanding shares were reduced by a reverse split of 100:1.

See accompanying independent auditors report and notes to consolidated financial statements.

ORGANA TECHNOLOGIES GROUP, INC.
Consolidated Statement of Cash Flows
For the Year Ended December 31,

	2006	2005
Cash Flows From Operating Activities:
Net Income (Loss)	$287,335	$(126,568)
Adjustments to Reconcile Net Income (Loss) to Net
Cash Used In Operating Activities:
Depreciation and Amortization	12,095	-
Minority Interest	101,490	(7)
(Increase) Decrease In:
Receivable from Related Parties	(311,079)	-
Inventory	(19,000)	-
Other Assets	(49,600)	-
Increase (Decrease) In:
Accounts Payable and Accrued Expenses	79,608	-
Net Cash Used In (Provided by) Operating Activities	100,849	(126,575)

Cash Flows From Investing Activities:
Acquisition of Property and Equipment	(235,141)	-
Acquisition of Davinci's Computer Corp. - Goodwill	(55,571)	-
Acquisition of Zowy Media, Incorporated - Goodwill	(136,181)	-

Net Cash Used In Investing Activities	(426,893)	-

Cash Flows From Financing Activities:
Issuance of Common Stock & Additional Paid-In Capital	240,000	400,000
Minority Interest in Subsidiary	10,000	-
Issuance of Notes Payable	166,692	122,619
Repayment of Notes Payable	(82,284)	(386,053)

Net Cash Provided By Financing Activities	334,408	136,566
Net Increase in Cash	8,365	9,991
Cash at Beginning of Period	10,838	847
Cash at End of Period	$19,203	$10,838

Supplemental Disclosure of Cash Flow Information:
Interest Expense	$7,927	$555
Taxes Paid	$-	$-

See accompanying notes to consolidated financial statements.

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operation

Organa Technologies Group, Inc. (“OTG” or the “Company”), was formerly known as Integrity Messenger Corporation (“IMC”), a Delaware corporation formed in 2002. In October 2005, the Board approved a name change to Organa Technologies Group, Inc. (“OTG”). Reference to OTG will include the period prior to the name change when the Company was IMC.

The Company operated as a profit center, providing instant messaging services and on-line gaming Voice Over Internet Protocol (“VOIP”) through its independently developed proprietary software, licensed software, and appropriate computer servers. In addition, OTG operates an Internet based store for weapon replicas and collectibles, is a provider of hardware and software solutions and consulting services for Internet based businesses.

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Hurricane Host, Inc. (“HH”), Davinci’s Computer Corp. (“DCC”), Virtual ID, Inc. (“VID”), Gateway Internet Services Corporation (“GIS”) and Game2Gear, Inc. (“G2G”), and its majority-owned subsidiaries, Organa Consulting Group, Inc. (“OCG”), Zowy Media, Incorporated (“Zowy”) and its subsidiary, Epic Weapons, Inc. (“Epic”), have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). All significant intercompany transactions have been eliminated in consolidation. Intercompany transactions include the loans from the parent to its subsidiaries. Minority Interest, as applicable, has been reported.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the consolidated financial statements and accompanying notes. Significant estimates are used for, but not limited to, receivable valuations, depreciable lives of fixed assets and internally developed software, valuation of goodwill and acquired intangibles, stock-based compensation, accruals and contingencies. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentration of Credit Risk and Significant Customers

Financial instruments which potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The Company limits its exposure to credit loss by placing its collateral on its arrangements with customers. Concentrations of credit risk with respect to trade receivables are limited due to the diverse group of customers to whom the Companies sell. The Company has not established an allowance for doubtful accounts as none is considered necessary, based upon factors such as the credit risk of specific customers, historical trends, other information and past bad debt history which has been immaterial and within the Company’s expectations. Although, the Company has been dependent on a limited member of suppliers related to its manufacturing, it does not believe that there would be an adverse effect if the current suppliers would limit deliveries. There are other suppliers to provide adequate supplies for the Company’s services and products.

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Investments

The carrying amounts shown for the Company’s cash and cash equivalents, marketable securities, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses, accrued employee benefits payable approximate their fair value due to the short-term maturities of these instruments. The fair value of the loans due to and from affiliates and shareholders are difficult to estimate due to their related party nature.

Inventories

Inventories are valued at the lower of cost or market, using the first-in, first-out method.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due for products sold. The accounts receivable are due under normal trade terms requiring payment within 30 days from the invoice date. Management reviews accounts receivable to determine if any receivables will potentially be uncollectible and any balances determined to be uncollectible are written off. Although no assurance can be given as to the collectibles of the accounts receivable, based on the information available, management believes all balances are collectible.

Property and Equipment

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the related assets ranging from three to thirty years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the related lease.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment of Disposable Long-Lived Assets, the Company will record impairment losses on long-lived assets used in operations when events and circumstances indicate that assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. No such impairment existed through December 31, 2006 or 2005.

Impairment of Goodwill

Goodwill is evaluated for potential impairment annually, generally during the fourth quarter, by comparing the fair value of a reporting unit to its carrying value, including recorded goodwill. If the carrying value exceeds the fair value, impairment is measured by comparing the derived fair value of goodwill to its carrying value, and any impairment determined would be recorded in the current period. To date there has been no impairment of the Company’s recorded goodwill.

Amortization of Intangible Assets

In July 2001, the FASB issued Statements of Financial Accounting Standards No. 142, (“Goodwill and other Intangible Assets”). Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently, if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The Company intends to adopt this standard and, accordingly, those intangible assets that will continue to be classified as goodwill or as other intangibles with indefinite lives will not be amortized. Additionally, in accordance with SFAS No. 142, intangible assets will be evaluated periodically for impairment.

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In August 2001, the FASB issued SFAS No. 144 “Accounting for the Impairment or disposal of Long-Lived assets”. The statement supersedes SFAS No. 121 and Accounting Principles Board Opinion No. 30 “Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. The Statement retains the fundamental provisions of SFAS No. 121 for the recognition and measurement of impairment.

Revenue Recognition

The Company derives revenue from consulting services through site developments and Internet procedures and protocols for web-based activities, Internet retail sales, and other technology related services and products. Revenue is recognized on our services and products in accordance with the provisions of Securities Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 104, (which superseded Staff Accounting Bulletin No. 101) Revenue Recognition in Financial Statements, when all of the following criteria are met: (1) persuasive evidence of an arrangement exists (upon signing or receipt of an authorized purchase order from the customer); (2) delivery has occurred (upon performance of services in accordance with contract specifications); (3) customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties (credit terms extending beyond twelve months or significantly longer than is customary are deemed not to be fixed and determinable); (4) collection is reasonably assured (there are no indicators of non-payment based upon history with the customer and/or upon completion of credit procedures). Billings made or payments received in advance of providing services are deferred until the period these services are provided.

Revenue from software licenses and related installation, training and consulting services is recognized in accordance with the American Institute of Certified Public Accountants’ Statement of Position (SOP) 97-2, Software Revenue Recognition, as modified by SOP 98-4. License revenue is generally recognized up-front upon delivery of the licensed software, with arrangement consideration allocated to the license element using the residual method. This methodology is used when there is vendor-specific objective evidence (“VSOE”) of fair value for the remaining deliverables and when the remaining services to be provided do not involve the significant production, modification or customization of the licensed software. If VSOE of one or more undelivered elements does not exist, the revenue is deferred and recognized when delivery of those elements occurs or when fair value can be established. Revenue from post-contract customer support services is recognized separately on a straight-line basis over the term of the support period. VSOE for post-contract customer support services is based on customer renewal rates. Revenue from installation, training and consulting services is generally recognized separately as the services are performed. VSOE for installation, training and consulting services is based on the normal pricing practices for those services when regularly sold on a stand-alone basis. In order for the installation, training and consulting services to be accounted for separately, sufficient VSOE must exist to permit allocation to the various elements of the arrangement, the services must not be essential to the functionality of any other element of the transaction and the services must be described in the contract such that the total price of the arrangement would be expected to vary as a result of the inclusion or exclusion of the services. For arrangements with services that are essential to the functionality of the software but do not involve the significant production, modification or customization of the licensed software, the license and related service revenue are recognized upon the latter of the delivery of the license and the completion of the services, with the residual method utilized for the remaining elements in the contract.

In accordance with EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Product, the Company accounts for cash consideration (such as sales incentives) that is given to customers or resellers as a reduction of revenue rather than as an operating expense unless the Company receives a benefit that can be identified and for which the fair value can be reasonably estimated.

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company has adopted Emerging Issues Task Force Issue 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” (EITF 01-9), which became effective for fiscal years beginning after December 15, 2001. We concluded that EITF 01-9 is applicable to the accounting for our cooperative agreements with certain customers, as the benefits received from consideration given to those customers are not sufficiently separable from the revenue derived. Accordingly, all such cooperative expenses are recorded as reductions to revenues.

Sales for OTG and its subsidiaries are recognized as the billed amount to the customers. Allowances for cash discounts and returns are recorded in the period in which the related sale is recognized.

Income Taxes

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections" (SFAS No. 154), which is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS 154 replaces APB Opinion No. 20, "Accounting Changes," and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to do so, in which case other alternatives are required. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, or for the Company's fiscal 2006. The Company is evaluating the effect that the adoption of SFAS No. 154 will have on its results of operations and financial position, but does not believe it will have a material impact.

In April 2005, the SEC announced that companies may implement SFAS 123R at the beginning of their next fiscal year. In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, "Share-Based Payment" (SAB 107). SAB 107 provides the SEC staff's position regarding the application of SFAS 123R, which contains interpretive guidance related to the interaction between SFAS 123R and certain SEC rules and regulations, and also provides the staff's views regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made related to the accounting for share-based payment transactions. The Company is currently reviewing the effect of SAB 107, but it does not believe SAB 107 will have a material impact on its financial position, results of operations or cash flows.

Net Earnings (Loss) Per Share

In accordance with SFAS No. 128, Earnings Per Share, basic net earnings (loss) per common share is computed by dividing the net earnings (loss) for the period by the weighted average number of common shares outstanding during the period. Potentially dilutive securities are not considered in the calculation of net loss per common share, as their inclusions would be anti-dilutive.

In accordance with SAB No. 98, Earnings Per Share, common shares issued for nominal consideration, if any, would be included in the per share calculations as if they were outstanding for all periods presented. No common shares have been issued for nominal consideration in the periods presented.

Share and per-share data presented, reflects the reverse 1 for 100 share stock split effective April 11, 2006.

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per share is as follows:

	Year ended
	December 31,
	2006	2005
Numerator
Net Income (Loss)	$287,335	$(126,568)
Denominator
Basic and diluted
Weighted average common shares outstanding	5,514,808	1,681,884
Denominator in basic calculation	5,514,808	1,681,884

Basic and diluted net income (loss) per share	$0.05	$(0.08)

Segment Information

In accordance with the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company is required to report financial and descriptive information about its reportable operating segments. The Company identifies its operating segments based on how management internally evaluates separate financial information, business activities and management responsibility.

Amount Allocated to Goodwill

In accordance with EITF No. 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination (EITF 95-8), the portion of additional consideration not affected by employment termination is recorded as additional purchase price, as the consideration is unrelated to continuing employment with the Company. Such portion is allocated to goodwill.

NOTE 2 - ACQUISITIONS AND NEW SUBSIDIARIES FORMED

Integrity Messenger Corporation

Integrity Messenger Corporation (“IMC-FL”), a Florida corporation, was formed in 2002. On January 1, 2004, OTG acquired 100% of the stock of IMC-FL in exchange for 60,000,000 shares of common stock. At the time of acquisition, IMC-FL had outstanding 3,000,000 Series A Preferred shares at a par value of $.0001, 104,800 Series B Preferred shares at a par value of $.0001 and 6,000,000 common shares at a par value of $.0001. At the time of the acquisition, the 3,000,000 Series A Preferred shares were converted to 30,000,000 common shares of OTG. These shares had originally been issued for the value of the proprietary software valued at acquisition at $1,500,000. The Series B Preferred shares were converted back to debt in the original amount of $104,800. These shares represented an investment of $104,800 in IMC-FL. An additional 30,000,000 common shares of OTG with a par value of $.0001 were issued to the common shareholders of IMC-FL. IMC-FL only had the proprietary software listed as an asset and had no liabilities. The software was not being utilized and was determined to be impaired and written off in 2004.

Hurricane Host, LLC

On April 1, 2004, OTG acquired 100% of the membership units of Hurricane Host, LLC (“HH”) for $50,000. HH, a Texas limited liability company, was originally formed in 2003. HH merged with Hurricane Host, Inc. (“HH-FL”), a Florida corporation.

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2006

NOTE 2 - ACQUISITIONS AND NEW SUBSIDIARIES FORMED (continued)

Organa Consulting Group, Inc.

On October 25, 2005, OTG acquired 80% of Organa Consulting Group, Inc. (“OCG”), a Florida corporation, for $800. The minority interest of 20% in OCG is owned by AHG. As no tangible assets or liabilities were acquired the full value was booked to Common Stock.

Gateway Internet Services Corporation

On April 20, 2006, Gateway Internet Services Corporation (“GIS”), a Florida corporation, was formed as a subsidiary of the Company. GIS will work parallel with Render Payment Corporation (“RPC”). RPC is the payment processor whereas GIS has the technology to provide secure processing of payments from individuals through bank wires and ACH processing for select Internet clients. As of December 31, 2006, GIS was an inactive subsidiary.

Davinci’s Computer Corp.

On June 1, 2006, OTG acquired Davinci’s Computer Corp. (“DCC”) of Florida for 500,000 shares of the Company’s common stock valued at $.10 per share at the time of the transaction. DCC provides computer consulting services to select clients throughout the state of Florida.

In accordance with SFAS No. 141, “Business Combinations”, the acquisition has been accounted for under the purchase method of accounting. The purchase price was allocated to DCC’s tangible and intangible assets acquired and liabilities assumed based on their estimated fair values with any excess being ascribed to goodwill. Management is responsible for determining the fair value of these assets. The fair value of the assets acquired and liabilities assumed represent management’s estimate of fair values. Goodwill, as the result of the net of assets and liabilities, was a negative therefore management determined that there would be no value associated with the acquired patents and the fixed assets acquired would be reduced on an equal basis by the negative goodwill thereby reducing goodwill to zero. The following table summarizes the components of the purchase price and the activity and balance sheet of the acquired company at May 31, 2006:

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2006

NOTE 2 - ACQUISITIONS AND NEW SUBSIDIARIES FORMED (continued)

COMPONENTS OF PURCHASE PRICE

Common Stock	$50,000

Total Purchase Price	$50,000

BALANCE SHEET and ACTIVITY at MAY 31, 2006:

Assets:
Cash	$0
Accounts Receivable, net	-
Inventory	-
Other Current Assets	-

Total Assets	$0

Liabilities and Stockholders' Equity:
Accounts Payable and Accrued Expenses	$5,571
Stockholders' Equity	(5,571)

Total Liabilities and Stockholders' Equity	$0

STATEMENT of OPERATIONS for the Period JANUARY 1 - MAY 31, 2006:
Sales	$55,520
Cost of Sales	12,555
Gross Profit	42,965
Operating Expenses	77,493
Income from Operations	(34,528)
Income Before Taxes	($34,528)

The purchase price of DCC was $50,000. The actual value of the assets (net) purchased was $47,409 as shown below:

Purchase

Book value of fixed assets	-

Other assets & liabilities, net	(5,571)

Acquired assets, net	(5,571)

Purchase price	50,000

Value less than purchase price	55,571

Zowy Media, Incorporated

On October 1, 2006, OTG acquired 80% of Zowy Media, Incorporated (“Zowy”) and its subsidiaries, Epic Weapons, Inc. (f/k/a Epic Weapons, LLC) (“Epic”), all of Florida, for 2,000,000 shares of OTG common stock, valued at $.10 per share at the time of the transaction. Zowy operates an Internet website (www.swordsonline.com and www.weaponmasters.com) for the marketing and selling of various products. Zowy operates under the dba Weaponmasters. Epic has an agreement with Blizzard Entertainment® to market certain licensed products related to the World of Warcraft® computer games.

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2006

NOTE 2 - ACQUISITIONS AND NEW SUBSIDIARIES FORMED (continued)

In accordance with SFAS No. 141, “Business Combinations”, the acquisition has been accounted for under the purchase method of accounting. The purchase price was allocated to Zowy’s tangible and intangible assets acquired and liabilities assumed based on their estimated fair values with any excess being ascribed to goodwill. Management is responsible for determining the fair value of these assets. The fair value of the assets acquired and liabilities assumed represent management’s estimate of fair values. Goodwill, as the result of the net of assets and liabilities, was a negative therefore management determined that there would be no value associated with the acquired patents and the fixed assets acquired would be reduced on an equal basis by the negative goodwill thereby reducing goodwill to zero. The following table summarizes the components of the purchase price and the activity and balance sheet of the acquired company at October 1, 2006:

COMPONENTS OF PURCHASE PRICE

Common Stock	$200,000

Total Purchase Price	$200,000

BALANCE SHEET and ACTIVITY at SEPTEMBER 30, 2006:

Assets:
Cash	$10,519
Accounts Receivable, net	-
Inventory	-
Prepaid Expenses	-
Property, Plant and Equipment, net	229,793

Total Assets	$240,312

Liabilities and Stockholders' Equity:
Accounts Payable and Accrued Expenses	$2,937
Debt	173,456
Stockholders' Equity	63,919

Total Liabilities and Stockholders' Equity	$240,312

STATEMENT of OPERATIONS for the Period JANUARY 1 - SEPTEMBER 30, 2006:
Sales	$429,748
Cost of Sales	155,235
Gross Profit	274,513
Operating Expenses	256,834
Income from Operations	17,679
Income Before Taxes	$17,679

Note: Income Taxes are not recorded as the company was a S Corporation from January 1 - September 30, 2006.

The purchase price of Zowy was $200,000. The actual value of the assets (net) purchased was $62,226 as shown below:

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2006

NOTE 2 - ACQUISITIONS AND NEW SUBSIDIARIES FORMED (continued)

Purchase

Book value of fixed assets	229,793

Other asset & liabilities, net	(165,874)

Acquired assets, net	63,919

Minority Interest	100

Purchase price	200,000

Value less than purchase price	136,181

Game2Gear, Inc.

On December 18, 2006, Game2Gear, Inc. (“G2G”), a Florida corporation, was formed as a subsidiary of the Company. G2G is a technology based solution that may be offered to various business verticals enabling vendors to internally and externally track and process inventory more efficiently, create industry specific and regulatory mandated security requirements and/or compliance protocols establishing a unique product identification method that would be embedded into a product allowing businesses to provide better customer service and secure its marketplace from fraudulent and unlicensed products. As of December 31, 2006, G2G was an inactive subsidiary.

2006 Acquisitions: The aggregate purchase price for DCC of $50,000 and the purchase price for Zowy of $200,000 were allocated as follows:

	DCC	Zowy	Total

Current assets	$-	$10,519	$10,519
Fixed assets	-	229,793	229,793
Total assets acquired	-	240,312	240,312
Liabilities assumed	5,571	176,393	181,964
Net assets acquired	$(5,571)	$63,919	$58,348

Due from related party consists of the following:

	December 31,
	2006	2005

Due from related party	$311,079	$-

NOTE 3 - BALANCE SHEET DETAILS

On June 30, 2006, OCG executed a Note Receivable with Avante Holding Group, Inc., for $250,000. The terms of the note are 7% interest, accrued throughout the term of the note, and payable on June 30, 2007. On September 30, 2006, an amendment to the note was executed to add $250,000 to the note for a total outstanding of $500,000 plus accrued interest.

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2006

NOTE 3 - BALANCE SHEET DETAILS (continued)

Inventory consists of the following:

	December 31,
	2006	2005

Inventory	$19,000	$-

Property and equipment consist of the following:

	Useful	December 31,
	Life	2006	2005

Building	30	$209,000	$-
Land		20,000	-
Computer equipment	3	1,847	-
Equipment	5	2,841	-
		233,688	-
Less: accumulated depreciation		(10,642)	-
Net property and equipment		$223,046	$-

Depreciation expense was $12,945 and $0 for the years ended December 31, 2006 and 2005, respectively.

Other assets consist of the following:

	December 31,
	2006	2005

License (a)	$25,000	$-
Tooling (a)	19,500	-
Design (a)	5,100	-
Total other assets	$49,600	$-

(a) Related to the Epic Weapons, LLC contract with Blizzard Entertainment®.

Intangible assets consist of the following:

	December 31,
	2006	2005

Goodwill	$191,752	$-

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2006

NOTE 3 - BALANCE SHEET DETAILS (continued)

Notes payable consists of the following:

	December 31,
	2006	2005

PhoenixSurf.com, LLC (Organa Consulting Group, Inc.), principal, non-interest bearing, convertible to common stock when, for 10 consecutive days, the Company's stock is trading at $3.00 or higher.	$150,000	$-
Coastal Bank (Zowy Media, Incorporated), adjustable rate mortgage at 1% over the current index. Due September 2010. Current monthly payment of $1,573.39. Note secured by mortgage and an unconditional and continuing guarantee by Titus Blair.	155,808	-
LHI Cocoa Corp. (Zowy Media,Incorporated), 9% interest for 24 months amortized over 20 years. Due August 2007.	29,239	-
Washington Mutual (Zowy Media, Incorporated), business line of credit, interest at 11.25%.	49,077	-
Avante Holding Group, Inc. (Organa Technologies Group, Inc.), revolving credit, principal and interest at prime plus 4%.	-	299,716
	384,124	299,716
Less: Current portion	229,175	-
Total long-term debt	$154,949	$299,716

NOTE 4 - BUSINESS SEGMENTS

The Company operates primarily in four segments: consulting, instant messaging system, retail sales and computer systems consulting and servicing. In 2006, the Company operated primarily in retail sales and computer system consulting and solutions, both through acquisitions.

Information concerning the revenues and operating income for the years ended December 31, 2006 and 2005, and the identifiable assets for the four segments in which the Company operates are shown in the following table:

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2006

NOTE 4 - BUSINESS SEGMENTS (continued)

	Years Ended
	December 31,
	2006	2005

OPERATING REVENUE
Consulting	$879,881	$85,571
Instant Messaging	320,849	72,806
Retail Sales	170,650	-
Computer Consulting/Solutions	112,436	-

Consolidated Totals	$1,483,816	$158,377

INCOME (LOSS) FROM OPERATIONS
Consulting	$281,034	$(123,726)
Instant Messaging	(5,301)	(2,843)
Retail Sales	3,837	-
Computer Consulting/Solutions	7,765	-

Consolidated Totals	$287,335	$(126,569)

IDENTIFIABLE ASSETS
Consulting	$395,776	$130
Instant Messaging	11,570	10,708
Retail Sales	397,189	-
Computer Consulting/Solutions	9,144	-

Consolidated Totals	$813,679	$10,838

DEPRECIATION AND AMORTIZATION
Consulting	$-	$-
Instant Messaging	-	-
Retail Sales	12,945	-
Computer Consulting/Solutions	-	-

Consolidated Totals	$12,945	$-

ORGANA TECHNOLOGIES CORPORATION
Notes to Consolidated Financial Statements
December 31, 2006

NOTE 5 - RELATED PARTIES

OTG and Avante Holding Group, Inc. entered into a Consulting Agreement in October 2006 to provide corporate guidance and financial and accounting services. As compensation, AHG receives $8,000 per month. Under this agreement AHG has the unilateral authority to hire additional personnel required to perform investor relations, financial administration, and executive oversight and request reimbursement from OTG on a reimbursable expense basis. The term of this agreement is for three years with one additional automatic three-year extension.

In the transaction of OTG acquiring Zowy; 40% was acquired from AHG and 40% from GAMI, LLC (“GAMI”) with the remaining 20% being held by the former owner of Zowy Media, Inc. Both AHG and GAMI are related parties, since the majority shareholder of OTG controls these companies.

On October 5, 2005, a Settlement Agreement was made between OTG and AHG regarding the $400,000 debt owed by OTG to AHG. The debt was issued in exchange for working capital (approximately $304,000) and for unpaid contractual consulting fees (approximately $96,000). In the Settlement Agreement, OTG issued 400,000,000 common shares of OTG at the current market value of $.001, or $40,000, in lieu of the approximately $400,000 in debt. This transaction, even though not an arms length transaction, was at an exchange rate of $10 to $1 therefore, it would be considered fair and reasonable.

NOTE 6 - STOCKHOLDERS’ EQUITY

Common Stock

OTG, at the time of formation, authorized and issued 11,000,000 common shares at a par value of $.0001, to its founders.

On June 3, 2005, OTG amended its Articles of Incorporation and authorized 900,000,000 common shares and 50,000,000 Blank Check Preferred shares.

On October 5, 2005, OTG entered into a Settlement Agreement with Avante Holding Group, Inc. (“AHG”) whereby all debt to AHG, approximately $400,000, was converted to 400,000,000 common shares of OTG with a market value of $.0001 at the time of the conversion. The valuation of $40,000 was substantially lower than the obligation to AHG. This transaction was not an arms length transaction as the directors of OTG are also officers and minority shareholders of AHG. This transaction was completed as needed to facilitate the Company’s plans for future transactions that would increase the Company’s revenue and profits. Immediately following the change of control, the Board of Directors elected to change the name of the Company to Organa Technologies Group, Inc.

The Company decreased its authorized stock, par value $0.0001 on June 3, 2005 from 100,000,000 common shares, par value $0.0001 to 9,000,000 common shares and 50,000,000 blank check preferred shares.

On April 11, 2006, the Company filed an amendment to its certificate of incorporation whereby each one hundred shares of outstanding common stock were converted into one share of common stock. All share and per share amounts have been adjusted for this reverse stock split.

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
December 31, 2006

NOTE 7 - INCOME TAXES

The Company computes deferred income taxes in accordance with Financial Accounting Standards Board Statement No. 109 (SFAS No. 109) "Accounting for Income Taxes." The provision includes taxes currently payable plus the deferred tax effect of temporary timing differences in financial statement and income tax reporting. The principal differences in timing between the income statement and taxable income involve depreciation expenses recorded under the straight-line method in the income statements and by accelerated methods for tax purposes, the timing of the franchise tax deduction and the expensing of bad debt. The differences between income tax expenses and taxes currently payable are reflected in deferred tax accounts in the consolidated balance sheet.

A reconciliation of income tax computed at the statutory federal rate to income tax expense (benefit) is as follows:

	December 31, 2006	December 31, 2005

Tax benefit at the statutory rate of 35%	$(641,198)	$(44,299)
State income taxes, net of federal income tax	-	-
Valuation allowance	641,198	44,299

Total	$-	$-

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

December 31, 2006

Deferred tax assets:
Net operating loss carryforward - 2004	$(1,992,760)
Net operating loss carryforward - 2005	(126,568)
Total net operating loss carryforward - 2005	$(2,119,328)
Profit - 2006	287,335
Total net operating loss carryforward	$(1,831,993)

Net operating loss carryforward	$(1,831,993)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the historical earnings history of the Company, the net deferred tax assets for 2006 and 2005 were fully offset by a 100% valuation allowance.

NOTE 8 - LEGAL

On July 19, 2006, the Company filed a lawsuit against New Millennium Entrepreneurs, Inc., and Phoenixsurf.com, LLC, and various other individuals and parties claiming libel, slander, and conspiracy to injure business. The claim relates to consulting services provided by Organa Consulting Group, Inc., a wholly owned subsidiary of Organa Technologies Group, Inc., to PhoenixSurf.com, a so-called "websurfing" business. The Company also has asked for injunctive relief, compensatory and punitive damages in excess of $1,000,000. The law suit was filed in the Circuit Court of the Eighteenth Judicial Circuit In and For Brevard County, Florida.

ORGANA TECHNOLOGIES CORPORATION
Notes to Consolidated Financial Statements
December 31, 2006

NOTE 8 - LEGAL (continued)

On October 2, 2006, the Company was named in a lawsuit captioned New Millennium Entrepreneurs, LLC and Phoenixsurf.com, LLC v. Michael W. Hawkins, et. al. U.S. District Court, Middle District of Georgia, 3: 06-CV-84 (CDC). The lawsuit alleges violations of the Georgia Securities Act, Georgia Fair Business Practices Act, Federal Securities laws and certain other unspecified laws in connection with the investment by Plaintiffs of $150,000 in Organa Technologies Group and seeks rescission of this investment. In addition, the lawsuit alleges contractual disputes and misappropriations of funds by Organa Consulting Group. The Company has responded to the complaint, has entered into third party claims against the individual owners of New Millenium Entrepreneurs, LLC and other interested parties, and believes it has meritorious defenses to the claims made and intends to vigorously defend the lawsuit. Subsequently, the SEC filed charges on July 24, 2007 in the United States District Court for the Central District of California in Los Angeles, California against New Millenium Entrepreneurs, LLC, Phoenixsurf.com, LLC, and two of its officers and managing members. On August 10, 2007, a Final Judgment and Permanent Injunction were filed with the Court against the New Millenium Entrepreneurs, LLC. Counsel for the Company and the Company itself are unable to determine any damage liability or collectibility at the present time.

NOTE 8 - SUBSEQUENT EVENTS

On June 1, 2007, the Company entered into a triple net lease agreement with GAMI, LLC, a related party previously discussed in Note 5. Monthly rent will be $4,000 which is at fair market value.

ORGANA TECHNOLOGIES GROUP, INC.

For the Six Months Ended June 30, 2007 and 2006

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements:

Consolidated Balance Sheet	F-23

Consolidated Statement of Income	F-24

Consolidated Statement of Cash Flows	F-25

Notes to Consolidated Financial Statements	F-26 - F-36

ORGANA TECHNOLOGIES GROUP, INC.
Consolidated Balance Sheet

	June 30,	December 31,
	2007	2006
	(unaudited)
ASSETS
Current Assets
Cash	$25,335	$19,203
Due from Related Party	260,260	311,079
Prepaid Expense	50,361	-
Inventory	17,658	19,000

Total Current Assets	353,614	349,282
Property, Plant and Equipment, Net	219,727	223,046

Goodwill	191,752	191,752
Other Assets	136,659	49,600
Total Assets	$901,752	$813,679

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities
Notes Payable, Current Portion	$192,100	$229,175
Accounts Payable and Accrued Expenses	176,003	79,998

Total Current Liabilities	368,103	309,173

Long-Term Liabilities
Notes Payable	154,949	154,949
Total Long-Term Liabilities	154,949	154,949

Total Liabilities	523,052	464,122

Minority Interest	101,275	101,483

Stockholders' Equity
Common Stock
$.01 par value, 9,000,000 shares authorized,
7,217,566 and 5,217,566 shares issued and
outstanding, respectively	80,200	80,200
Minority Interest in Subsidiary	10,000	10,000
Additional Paid-in Capital	1,670,300	1,670,300
Accumulated Deficit	(1,483,075)	(1,512,426)
Total Stockholders' Equity (Deficit)	277,425	248,074
Total Liabilities and Stockholders' Equity	$901,752	$813,679

See accompanying notes to consolidated financial statements.

ORGANA TECHNOLOGIES GROUP, INC.
Consolidated Statement of Operations and Deficit
For the Six Months Ended June 30,
(unaudited)

	2007	2006

Sales	$515,662	$598,918

Cost of Sales	289,722	38,161

Gross Profit	225,940	560,757

Operating Expenses	187,175	267,236

Income From Operations	38,765	293,521

Other Income / (Expense)	(9,622)	(3,262)

Income Before Minority Interest	29,144	290,259

Minority Interest in Subsidiary	(207)	50,877

Income Before Taxes	29,351	239,382

Provision for Income Taxes	-	-

Net Income	$29,351	$239,382

Basic and diluted based upon 7,217,566 weighted
average shares outstanding	$0.00
Basic and diluted based upon 4,800,402 weighted
average shares outstanding		$0.05

See accompanying notes to consolidated financial statements.

ORGANA TECHNOLOGIES GROUP, INC.
Consolidated Statement of Cash Flows
For the Six Months Ended June 30,
(unaudited)

	2007	2006
Cash Flows From Operating Activities:
Net Income	$29,351	$239,382
Adjustments to Reconcile Net Income to Net
Cash Used In Operating Activities:
Depreciation and Amortization	4,129	-
Minority Interest	(207)	50,877
(Increase) Decrease In:
Receivable from Related Parties	50,818	-
Prepaid Expense	(50,361)	-
Inventory	1,342	-
Other Assets	(87,059)	(62,729)
Increase (Decrease) In:
Accounts Payable and Accrued Expenses	96,004	(390)
Net Cash Provided by Operating Activities	44,016	227,140

Cash Flows From Investing Activities:
Acquisition of Property and Equipment	(810)	-

Net Cash Used In Investing Activities	(810)	-

Cash Flows From Financing Activities:
Issuance of Common Stock & Additional Paid-In Capital	-	69,750
Minority Interest in Subsidiary	-	-
Issuance of Notes Payable	82,284	276,123
Repayment of Notes Payable	(119,359)	(514,819)

Net Cash Used in Financing Activities	(37,075)	(168,946)
Net Increase (Decrease) in Cash	6,132	58,194
Cash at Beginning of Period	19,203	10,838
Cash at End of Period	$25,335	$69,032

Supplemental Disclosure of Cash Flow Information:
Interest Expense	$9,622	$555
Taxes Paid	$-	$-

See accompanying notes to consolidated financial statements.

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
June 30, 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operation

The financial information included herein is unaudited; however, such information reflects all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim period. The results of operations for the six months ended June 30, 2007 are not necessarily indicative of the results to be expected for the full year. The accompanying unaudited consolidated financial statements and footnotes have been condensed and, therefore, do not contain all required disclosures. Reference should be made to the Company’s annual audited financial statement for the year ended December 31, 2006.

Organa Technologies Group, Inc. (“OTG” or the “Company”), was formerly known as Integrity Messenger Corporation (“IMC”), a Delaware corporation formed in 2002. In October 2005, the Board approved a name change to Organa Technologies Group, Inc. (“OTG”). Reference to OTG will include the period prior to the name change when the Company was IMC.

The Company operated as a profit center, providing instant messaging services and on-line gaming Voice Over Internet Protocol (“VOIP”) through its independently developed proprietary software, licensed software, and appropriate computer servers. In addition, OTG operates an Internet based store for weapon replicas and collectibles, is a provider of hardware and software solutions and consulting services for Internet based businesses.

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Hurricane Host, Inc. (“HH”), Davinci’s Computer Corp. (“DCC”), Virtual ID, Inc. (“VID”), Gateway Internet Services Corporation (“GIS”) and Game2Gear, Inc. (“G2G”), and its majority-owned subsidiaries, Organa Consulting Group, Inc. (“OCG”), Zowy Media, Incorporated (“Zowy”) and its subsidiary, Epic Weapons, Inc. (“Epic”), have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). All significant intercompany transactions have been eliminated in consolidation. Intercompany transactions include the loans from the parent to its subsidiaries. Minority Interest, as applicable, has been reported.

Net Earnings (Loss) Per Share

In accordance with SFAS No. 128, Earnings Per Share, basic net earnings (loss) per common share is computed by dividing the net earnings (loss) for the period by the weighted average number of common shares outstanding during the period. Potentially dilutive securities are not considered in the calculation of net loss per common share, as their inclusions would be anti-dilutive.

In accordance with SAB No. 98, Earnings Per Share, common shares issued for nominal consideration, if any, would be included in the per share calculations as if they were outstanding for all periods presented. No common shares have been issued for nominal consideration in the periods presented.

Share and per-share data presented, reflects the reverse 1 for 100 share stock split effective April 11, 2006.

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per share is as follows:

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
June 30, 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	Six Months
	June 30,
	2007	2006
Numerator
Net Income	$32,654	$239,382
Denominator
Basic and diluted
Weighted average common shares outstanding	7,217,566	4,800,402
Denominator in basic calculation	7,217,566	4,800,402

Basic and diluted net income (loss) per share	$0.00	$0.05

Segment Information

In accordance with the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company is required to report financial and descriptive information about its reportable operating segments. The Company identifies its operating segments based on how management internally evaluates separate financial information, business activities and management responsibility.

NOTE 2 - ACQUISITIONS AND NEW SUBSIDIARIES FORMED

Integrity Messenger Corporation

Integrity Messenger Corporation (“IMC-FL”), a Florida corporation, was formed in 2002. On January 1, 2004, OTG acquired 100% of the stock of IMC-FL in exchange for 60,000,000 shares of common stock. At the time of acquisition, IMC-FL had outstanding 3,000,000 Series A Preferred shares at a par value of $.0001, 104,800 Series B Preferred shares at a par value of $.0001 and 6,000,000 common shares at a par value of $.0001. At the time of the acquisition, the 3,000,000 Series A Preferred shares were converted to 30,000,000 common shares of OTG. These shares had originally been issued for the value of the proprietary software valued at acquisition at $1,500,000. The Series B Preferred shares were converted back to debt in the original amount of $104,800. These shares represented an investment of $104,800 in IMC-FL. An additional 30,000,000 common shares of OTG with a par value of $.0001 were issued to the common shareholders of IMC-FL. IMC-FL only had the proprietary software listed as an asset and had no liabilities. The software was not being utilized and was determined to be impaired and written off in 2004.

Hurricane Host, LLC

On April 1, 2004, OTG acquired 100% of the membership units of Hurricane Host, LLC (“HH”) for $50,000. HH, a Texas limited liability company, was originally formed in 2003. HH merged with Hurricane Host, Inc. (“HH-FL”), a Florida corporation.

Organa Consulting Group, Inc.

On October 25, 2005, OTG acquired 80% of Organa Consulting Group, Inc. (“OCG”), a Florida corporation, for $800. The minority interest of 20% in OCG is owned by AHG. As no tangible assets or liabilities were acquired the full value was booked to Common Stock.

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
June 30, 2007

NOTE 2 - ACQUISITIONS AND NEW SUBSIDIARIES FORMED (continued)

Davinci’s Computer Corp.

On June 1, 2006, OTG acquired Davinci’s Computer Corp. (“DCC”) of Florida for 500,000 shares of the Company’s common stock valued at $.10 per share at the time of the transaction. DCC provides computer consulting services to select clients throughout the state of Florida.

In accordance with SFAS No. 141, “Business Combinations”, the acquisition has been accounted for under the purchase method of accounting. The purchase price was allocated to DCC’s tangible and intangible assets acquired and liabilities assumed based on their estimated fair values with any excess being ascribed to goodwill. Management is responsible for determining the fair value of these assets. The fair value of the assets acquired and liabilities assumed represent management’s estimate of fair values. Goodwill, as the result of the net of assets and liabilities, was a negative therefore management determined that there would be no value associated with the acquired patents and the fixed assets acquired would be reduced on an equal basis by the negative goodwill thereby reducing goodwill to zero. The following table summarizes the components of the purchase price and the activity and balance sheet of the acquired company at May 31, 2006:

COMPONENTS OF PURCHASE PRICE

Common Stock	$50,000

Total Purchase Price	$50,000

BALANCE SHEET and ACTIVITY at MAY 31, 2006:

Assets:
Cash	$0
Accounts Receivable, net	-
Inventory	-
Other Current Assets	-

Total Assets	$0

Liabilities and Stockholders' Equity:
Accounts Payable and Accrued Expenses	$5,571
Stockholders' Equity	(5,571)

Total Liabilities and Stockholders' Equity	$0

STATEMENT of OPERATIONS for the Period JANUARY 1 - MAY 31, 2006:
Sales	$55,520
Cost of Sales	12,555
Gross Profit	42,965
Operating Expenses	77,493
Income from Operations	(34,528)
Income Before Taxes	($34,528)

The purchase price of DCC was $50,000. The actual value of the assets (net) purchased was $47,409 as shown below:

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
June 30, 2007

NOTE 2 - ACQUISITIONS AND NEW SUBSIDIARIES FORMED (continued)

Purchase

Book value of fixed assets	-

Other assets & liabilities, net	(5,571)

Acquired assets, net	(5,571)

Purchase price	50,000

Value less than purchase price	55,571

Zowy Media, Incorporated

On October 1, 2006, OTG acquired 80% of Zowy Media, Incorporated (“Zowy”) and its subsidiaries, Epic Weapons, Inc. (f/k/a Epic Weapons, LLC) (“Epic”), all of Florida, for 2,000,000 shares of OTG common stock, valued at $.10 per share at the time of the transaction. Zowy operates an Internet website (www.swordsonline.com and www.weaponmasters.com) for the marketing and selling of various products. Zowy operates under the dba Weaponmasters. Epic has an agreement with Blizzard Entertainment® to market certain licensed products related to the World of Warcraft® computer games.

In accordance with SFAS No. 141, “Business Combinations”, the acquisition has been accounted for under the purchase method of accounting. The purchase price was allocated to Zowy’s tangible and intangible assets acquired and liabilities assumed based on their estimated fair values with any excess being ascribed to goodwill. Management is responsible for determining the fair value of these assets. The fair value of the assets acquired and liabilities assumed represent management’s estimate of fair values. Goodwill, as the result of the net of assets and liabilities, was a negative therefore management determined that there would be no value associated with the acquired patents and the fixed assets acquired would be reduced on an equal basis by the negative goodwill thereby reducing goodwill to zero. The following table summarizes the components of the purchase price and the activity and balance sheet of the acquired company at October 1, 2006:

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
June 30, 2007

NOTE 2 - ACQUISITIONS AND NEW SUBSIDIARIES FORMED (continued)

COMPONENTS OF PURCHASE PRICE

Common Stock	$200,000

Total Purchase Price	$200,000

BALANCE SHEET and ACTIVITY at SEPTEMBER 30, 2006:

Assets:
Cash	$10,519
Accounts Receivable, net	-
Inventory	-
Prepaid Expenses	-
Property, Plant and Equipment, net	229,793

Total Assets	$240,312

Liabilities and Stockholders' Equity:
Accounts Payable and Accrued Expenses	$2,937
Debt	173,456
Stockholders' Equity	63,919

Total Liabilities and Stockholders' Equity	$240,312

STATEMENT of OPERATIONS for the Period JANUARY 1 - SEPTEMBER 30, 2006:
Sales	$429,748
Cost of Sales	155,235
Gross Profit	274,513
Operating Expenses	256,834
Income from Operations	17,679
Income Before Taxes	$17,679

Note: Income Taxes are not recorded as the company was a S Corporation from January 1 - September 30, 2006.

The purchase price of Zowy was $200,000. The actual value of the assets (net) purchased was $62,226 as shown below:

Purchase

Book value of fixed assets	229,793

Other asset & liabilities, net	(165,874)

Acquired assets, net	63,919

Minority Interest	100

Purchase price	200,000

Value less than purchase price	136,181

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
June 30, 2007

NOTE 2 - ACQUISITIONS AND NEW SUBSIDIARIES FORMED (continued)

Game2Gear, Inc.

On December 18, 2006, Game2Gear, Inc. (“G2G”), a Florida corporation, was formed as a subsidiary of the Company. G2G is a technology based solution that may be offered to various business verticals enabling vendors to internally and externally track and process inventory more efficiently, create industry specific and regulatory mandated security requirements and/or compliance protocols establishing a unique product identification method that would be embedded into a product allowing businesses to provide better customer service and secure its marketplace from fraudulent and unlicensed products. As of December 31, 2006, G2G was an inactive subsidiary.

2006 Acquisitions: The aggregate purchase price for DCC of $50,000 and the purchase price for Zowy of $200,000 were allocated as follows:

	DCC	Zowy	Total

Current assets	$-	$10,519	$10,519
Fixed assets	-	229,793	229,793
Total assets acquired	-	240,312	240,312
Liabilities assumed	5,571	176,393	181,964
Net assets acquired	$(5,571)	$63,919	$58,348

NOTE 3 - BALANCE SHEET DETAILS

Due from related party consists of the following:

	June 30,	December 31,
	2007	2006

Due from related party	$260,260	$311,079

On June 30, 2006, OCG executed a Note Receivable with Avante Holding Group, Inc., for $250,000. The terms of the note are 7% interest, accrued throughout the term of the note, and payable on June 30, 2007. On September 30, 2006, an amendment to the note was executed to add $250,000 to the note for a total outstanding of $500,000 plus accrued interest.

Inventory consists of the following:

	June 30,	December 31,
	2007	2006

Inventory	$17,658	$19,000

Property and equipment consist of the following:

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
June 30, 2007

NOTE 3 - BALANCE SHEET DETAILS (continued)

	Useful	June 30,	December 31,
	Life	2007	2006

Building	30	$209,000	$209,000
Land		20,000	20,000
Computer equipment	3	2,657	1,847
Equipment	5	2,841	2,841
		234,498	233,688
Less: accumulated depreciation		(14,771)	(10,642)
Net property and equipment		$219,727	$223,046

Depreciation expense was $4,129 and $12,945 for the six months ended June 30, 2007 and the year ended December 31, 2006, respectively.

Other assets consist of the following:

	June 30,	December 31,
	2007	2006

License (a)	$25,000	$25,000
Tooling (a)	25,169	19,500
Design (a)	5,100	5,100
Capitalized Start-up Costs	81,391	-
Net property and equipment	$136,660	$49,600

(a) Related to the Epic Weapons, LLC contract with Blizzard Entertainment®.

Intangible assets consist of the following:

	June 30,	December 31,
	2007	2006

Goodwill	$191,752	$191,752

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
June 30, 2007

NOTE 3 - BALANCE SHEET DETAILS (continued)

Notes payable consists of the following:

	June 30,	December 31,
	2007	2006

PhoenixSurf.com, LLC (Organa Consulting Group, Inc.), principal, non-interest bearing, convertible to common stock when, for 10 consecutive days, the Company's stock is trading at $3.00 or higher.	$150,000	$150,000
Coastal Bank (Zowy Media, Incorporated), adjustable rate mortgage at 1% over the current index. Due September 2010. Current monthly payment of $1,573.39. Note secured by mortgage and an unconditional and continuing guarantee by Titus Blair.	129,835	155,808
LHI Cocoa Corp. (Zowy Media,Incorporated), 9% interest for 24 months amortized over 20 years. Due August 2007.	24,736	29,239
Washington Mutual (Zowy Media, Incorporated), business line of credit, interest at 11.25%.	42,478	49,077
	347,049	384,124
Less: Current portion	192,100	-
Total long-term debt	$154,949	$384,124

NOTE 4 - BUSINESS SEGMENTS

The Company operates primarily in four segments: consulting, instant messaging system, retail sales and computer systems consulting and servicing. In 2006 and 2007, the Company operated primarily in retail sales and computer system consulting and solutions, both through acquisitions.

Information concerning the revenues and operating income for the six months ended June 30, 2007 and 2006, and the identifiable assets for the four segments in which the Company operates are shown in the following table:

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
June 30, 2007

NOTE 4 - BUSINESS SEGMENTS (continued)

	Six Months Ended
	June 30,
	2007	2006

OPERATING REVENUE
Consulting	$25,000	$409,612
Instant Messaging	153,146	174,485
Retail Sales	229,523	-
Computer Consulting/Solutions	107,993	14,821

Consolidated Totals	$515,662	$598,918

INCOME (LOSS) FROM OPERATIONS
Consulting	$(41,560)	$196,191
Instant Messaging	36,024	40,931
Retail Sales	17,726	-
Computer Consulting/Solutions	17,161	2,260

Consolidated Totals	$29,351	$239,382

IDENTIFIABLE ASSETS
Consulting	$359,117	$100,841
Instant Messaging	37,329	22,748
Retail Sales	485,951	-
Computer Consulting/Solutions	19,355	8,172

Consolidated Totals	$901,752	$131,761

DEPRECIATION AND AMORTIZATION
Consulting	$-	$-
Instant Messaging	-	-
Retail Sales	4,129	-
Computer Consulting/Solutions	-	-

Consolidated Totals	$4,129	$-

NOTE 5 - RELATED PARTIES

OTG and Avante Holding Group, Inc. entered into a Consulting Agreement in October 2006 to provide corporate guidance and financial and accounting services. As compensation, AHG receives $8,000 per month. Under this agreement AHG has the unilateral authority to hire additional personnel required to perform investor relations, financial administration, and executive oversight and request reimbursement from OTG on a reimbursable expense basis. The term of this agreement is for three years with one additional automatic three-year extension.

In the transaction of OTG acquiring Zowy; 40% was acquired from AHG and 40% from GAMI, LLC (“GAMI”) with the remaining 20% being held by the former owner of Zowy Media, Inc. Both AHG and GAMI are related parties, since the majority shareholder of OTG controls these companies.

ORGANA TECHNOLOGIES GROUP, INC.
Notes to Consolidated Financial Statements
June 30, 2007

NOTE 5 - RELATED PARTIES (continued)

On October 5, 2005, a Settlement Agreement was made between OTG and AHG regarding the $400,000 debt owed by OTG to AHG. The debt was issued in exchange for working capital (approximately $304,000) and for unpaid contractual consulting fees (approximately $96,000). In the Settlement Agreement, OTG issued 400,000,000 common shares of OTG at the current market value of $.001, or $40,000, in lieu of the approximately $400,000 in debt. This transaction, even though not an arms length transaction, was at an exchange rate of $10 to $1 therefore, it would be considered fair and reasonable.

On June 1, 2007, the Company entered into a triple net lease agreement with GAMI, LLC, a related party previously discussed in Note 5. Monthly rent will be $4,000 which is at fair market value.

NOTE 6 - STOCKHOLDERS’ EQUITY

Common Stock

OTG, at the time of formation, authorized and issued 11,000,000 common shares at a par value of $.0001, to its founders.

On June 3, 2005, OTG amended its Articles of Incorporation and authorized 900,000,000 common shares and 50,000,000 Blank Check Preferred shares.

On October 5, 2005, OTG entered into a Settlement Agreement with Avante Holding Group, Inc. (“AHG”) whereby all debt to AHG, approximately $400,000, was converted to 400,000,000 common shares of OTG with a market value of $.0001 at the time of the conversion. The valuation of $40,000 was substantially lower than the obligation to AHG. This transaction was not an arms length transaction as the directors of OTG are also officers and minority shareholders of AHG. This transaction was completed as needed to facilitate the Company’s plans for future transactions that would increase the Company’s revenue and profits. Immediately following the change of control, the Board of Directors elected to change the name of the Company to Organa Technologies Group, Inc.

The Company decreased its authorized stock, par value $0.0001 on June 3, 2005 from 100,000,000 common shares, par value $0.0001 to 9,000,000 common shares and 50,000,000 blank check preferred shares.

On April 11, 2006, the Company filed an amendment to its certificate of incorporation whereby each one hundred shares of outstanding common stock were converted into one share of common stock. All share and per share amounts have been adjusted for this reverse stock split.

NOTE 7 - LEGAL

On July 19, 2006, the Company filed a lawsuit against New Millennium Entrepreneurs, Inc., and Phoenixsurf.com, LLC, and various other individuals and parties claiming libel, slander, and conspiracy to injure business. The claim relates to consulting services provided by Organa Consulting Group, Inc., a wholly owned subsidiary of Organa Technologies Group, Inc., to PhoenixSurf.com, a so-called "websurfing" business. The Company also has asked for injunctive relief, compensatory and punitive damages in excess of $1,000,000. The law suit was filed in the Circuit Court of the Eighteenth Judicial Circuit In and For Brevard County, Florida.

ORGANA TECHNOLOGIES CORPORATION
Notes to Consolidated Financial Statements
June 30, 2007

NOTE 7 - LEGAL (continued)

On October 2, 2006, the Company was named in a lawsuit captioned New Millennium Entrepreneurs, LLC and Phoenixsurf.com, LLC v. Michael W. Hawkins, et. al. U.S. District Court, Middle District of Georgia, 3: 06-CV-84 (CDC). The lawsuit alleges violations of the Georgia Securities Act, Georgia Fair Business Practices Act, Federal Securities laws and certain other unspecified laws in connection with the investment by Plaintiffs of $150,000 in Organa Technologies Group and seeks rescission of this investment. In addition, the lawsuit alleges contractual disputes and misappropriations of funds by Organa Consulting Group. The Company has responded to the complaint, has entered into third party claims against the individual owners of New Millenium Entrepreneurs, LLC and other interested parties, and believes it has meritorious defenses to the claims made and intends to vigorously defend the lawsuit. Subsequently, the SEC filed charges on July 24, 2007 in the United States District Court for the Central District of California in Los Angeles, California against New Millenium Entrepreneurs, LLC, Phoenixsurf.com, LLC, and two of its officers and managing members. On August 10, 2007, a Final Judgment and Permanent Injunction were filed with the Court against the New Millenium Entrepreneurs, LLC. Counsel for the Company and the Company itself are unable to determine any damage liability or collectibility at the present time.